Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

FIRST DATA CORPORATION,

MINGLEWOOD MERGER SUB INC.

and

CARDCONNECT CORP.

Dated as of May 26, 2017

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ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		41
5.1	Due Incorporation; Capitalization	41
5.2	Due Authorization	42
5.3	Consents and Approvals; No Violations	42
5.4	Operations of Merger Sub	43
5.5	Litigation	43
5.6	Absence of Changes	43
5.7	Financing	43
5.8	Brokers and Finders	43
5.9	No Additional Representations	43

ARTICLE VI COVENANTS AND AGREEMENTS		44
6.1	Access to Information and Facilities	44
6.2	Preservation of Company Business	45
6.3	Obligations of Merger Sub	49
6.4	No Solicitation	49
6.5	Rule 14d-10 Matters	52
6.6	Efforts	52
6.7	Employee Matters	54
6.8	Public Announcements	55
6.9	Indemnification of Directors and Officers	56
6.10	Treatment of Certain Securities	58
6.11	Exchange Delisting; Listing	59
6.12	Transaction Litigation	59
6.13	Rule 16b-3	59
6.14	Takeover Law	59
6.15	Payoff	60
6.16	Notification of Certain Matters	60
6.17	FIRPTA	60

ARTICLE VII CONDITIONS PRECEDENT TO THE MERGER		61
7.1	No Prohibition	61
7.2	Offer Closing	61

ARTICLE VIII TERMINATION		61
8.1	Termination	61
8.2	Expenses	62
8.3	Effect of Termination	63
8.4	Specific Performance	65

ARTICLE IX MISCELLANEOUS		65
9.1	Nonsurvival of Representations and Warranties	65
9.2	Amendment	65
9.3	Notices	65
9.4	Waivers	66
9.5	Counterparts	66

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9.6	Interpretation	67
9.7	APPLICABLE LAW; JURISDICTION	67
9.8	WAIVER OF JURY TRIAL	67
9.9	Binding Agreement	68
9.10	Assignment	68
9.11	Third Party Beneficiaries	68
9.12	Further Assurances	68
9.13	Entire Understanding	68
9.14	Severability	69
9.15	Construction	69

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made as of May 26, 2017, by and among CardConnect Corp., a Delaware corporation (the “Company”), First Data Corporation, a Delaware corporation (“Parent”), and Minglewood Merger Sub Inc., a Delaware corporation (“Merger Sub”). Certain capitalized terms used herein are defined in Article I.

W I T N E S S E T H:

WHEREAS, Parent has agreed to cause Merger Sub to commence a cash tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of Common Stock (as defined below) for $15.00 per share (such amount, or any higher amount per share paid pursuant to the Offer, and as may be adjusted in accordance with Section 2.1(g), being the “Offer Price”), net to the seller in cash, without interest, upon the terms and subject to the conditions of this Agreement.

WHEREAS, as soon as practicable following the Offer Closing (as defined below), Merger Sub will be merged with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by this Agreement, the “Transactions”), with the Company continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of Parent (the “Surviving Corporation”), on the terms and subject to the conditions set forth in this Agreement, whereby (i) each issued and outstanding share of Common Stock as of the Effective Time (other than Canceled Shares, Converted Shares and Dissenting Shares) shall be converted into the right to receive the Offer Price, in cash, without interest, and (ii) the Company, as the Surviving Corporation, shall become a wholly owned Subsidiary of Parent as a result of the Merger.

WHEREAS, a duly authorized committee of the board of directors of Parent and the board of directors of Merger Sub have approved this Agreement and the Transactions and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement;

WHEREAS, the board of directors of the Company (the “Company Board”) (i) has determined that this Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders, (ii) has declared it advisable to enter into this Agreement, (iii) has unanimously approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) has agreed that the Merger shall be effected under Section 251(h) of the DGCL (as defined below) and (v) is recommending that the stockholders of the Company accept the Offer and tender their shares of Common Stock to Merger Sub pursuant to the Offer, in each case, on the terms and subject to the conditions of this Agreement;

WHEREAS, Parent and the Company acknowledge and agree that the Merger shall be effected pursuant to Section 251(h) of the DGCL and shall, subject to satisfaction, or waiver in accordance with the terms of this Agreement, of the conditions set forth in this Agreement, be consummated as soon as practicable following the consummation of the Offer; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement,

certain stockholders of the Company are executing and delivering Tender and Support Agreements in favor of Parent and Merger Sub, pursuant to which those stockholders, among other things, will agree to tender all of the shares of Common Stock beneficially owned by them to Merger Sub in the Offer.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, agreements and warranties herein contained, the parties agree as follows:

ARTICLE I

DEFINITIONS

1.1. Definitions. The following terms shall have the following meanings for purposes of this Agreement:

“Acceptable Confidentiality Agreement” shall mean a confidentiality agreement on terms that, with respect to confidentiality, are substantially no less restrictive to the Company’s counterparty thereto to those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement).

“Affiliate” shall mean, with respect to any specified Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person. For purposes of this Agreement, “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of securities, by contract, management control, or otherwise. “Controlled” and “Controlling” shall be construed accordingly.

“Agreement” shall mean this Agreement, including the Company Disclosure Letter, the Parent Disclosure Letter and the annexes and exhibits hereto, as it and they may be amended from time to time.

“Alternative Issuance” shall have the meaning ascribed to it in the Warrant Agreement.

“Antitrust Law” shall mean the Sherman Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, and all other U.S. federal or state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition or trade regulation Laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition.

“Assets” shall have the meaning set forth in Section 4.5.

“Available Proceeds” shall have the meaning set forth in the Certificate of Designation.

“Balance Sheet Date” shall mean December 31, 2016.

“Bank Sponsorship Agreements” shall mean any Contract between the Company or one of its Subsidiaries with a financial institution which provides, among other provisions, for such financial institution to sponsor the Company or applicable Subsidiary into one or more Card Associations.

“Book-Entry Shares” shall mean shares of Common Stock which, immediately prior to the Effective Time, are not represented by Certificates but are represented in book-entry form.

“Business Day” shall mean any day other than a Saturday, Sunday or other day on which banking institutions in the State of New York are authorized or required by Law or other action of a Governmental Authority to close.

“Bylaws” shall mean the amended and restated bylaws of the Company, as amended from time to time.

“Canceled Shares” shall have the meaning set forth in Section 3.7(b)(ii).

“Capitalization Date” shall have the meaning set forth in Section 4.1(c)(ii).

“Card Associations” shall have the meaning set forth in Section 4.12(b)(i).

“Card Association Registrations” shall have the meaning set forth in Section 4.12(b)(i).

“Certificate” shall mean a stock certificate which, immediately prior to the Effective Time, represents shares of Common Stock.

“Certificate of Designation” shall mean the Series A Preferred Stock Certificate of Designation, dated as of July 28, 2016.

“Certificate of Incorporation” shall mean the amended and restated certificate of incorporation of the Company, as amended from time to time.

“Certificate of Merger” shall have the meaning set forth in Section 3.3.

“Change of Control Payment” shall have the meaning set forth in Section 4.7(a)(xv).

“Change of Recommendation” shall have the meaning set forth in Section 6.4(d).

“Closing” shall mean the consummation of the Merger.

“Closing Date” shall have the meaning set forth in Section 3.2.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Common Stock” shall have the meaning set forth in Section 4.1(c)(i).

“Company” shall have the meaning set forth in the Preamble.

“Company Acquisition Agreement” shall have the meaning set forth in Section 6.4(d).

“Company Benefit Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each other equity or equity-based incentive, compensation, severance, employment, change-in-control, retention, fringe benefit, bonus, incentive, savings, retirement, deferred compensation, or other compensatory or benefit plan, agreement, program, policy or arrangement, whether or not subject to ERISA, (i) entered into, contributed to, sponsored by or maintained by the Company or any of its Subsidiaries for the benefit of any employee, officer or director of the Company or any of its Subsidiaries or (ii) for which the Company or any of its Subsidiaries has any liability (contingent or otherwise), other than a Multiemployer Plan or a governmental or statutorily mandated plan.

“Company Board” shall have the meaning set forth in the Recitals.

“Company Disclosure Documents” shall have the meaning set forth in Section 4.4(f).

“Company Disclosure Letter” shall have the meaning set forth in the introductory language to Article IV.

“Company Equity Awards” shall mean, collectively, Company Options and Company Restricted Stock Awards.

“Company Equity Plans” shall mean the Second Amended and Restated 2016 Omnibus Equity Compensation Plan, the FTS Holding Corporation 2010 Stock Option Plan, as amended from time to time, any award agreements for equity awards in respect of Common Stock granted by the Company under the “inducement grant” exception and any other Company Benefit Plan under which equity interests in the Company or any of its Subsidiaries may be granted, each as may be amended.

“Company Financial Advisor” shall have the meaning set forth in Section 4.17.

“Company Financial Statements” shall mean (a) audited consolidated balance sheets and related audited consolidated statements of income, equity and cash flows of the Company and its Subsidiaries for each of the three most recently completed fiscal years that have ended at least sixty (60) days prior to the Closing Date, (b) unaudited consolidated balance sheets and related unaudited consolidated statements of income, equity and cash flows of the Company and its Subsidiaries for each subsequent interim quarterly period (other than the fourth fiscal quarter) that has ended at least forty (40) days prior to the Closing Date and, to the extent historically prepared, for the corresponding period of the prior fiscal year.

“Company Material Adverse Effect” shall mean any change, event, effect, development or occurrence that has a materially adverse effect on the business, operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that, in determining whether there has been a Company Material Adverse Effect or whether a Company Material Adverse Effect would occur, any change, event, effect, development or occurrence to the extent attributable to, arising out of or resulting from any of the following shall be disregarded: (i) general political, economic, business, industry, credit, financial or capital market conditions in the United States or internationally, including conditions affecting generally the industries in which the Company and its Subsidiaries operate; (ii) the announcement of this Agreement or the pendency or consummation of the Merger or transactions contemplated in this

Agreement; (iii) pandemics, earthquakes, tornados, hurricanes, floods and acts of God; (iv) acts of war (whether declared or not declared), sabotage, terrorism, military actions or the escalation thereof; (v) any change in applicable Law or accounting rules, including GAAP, (or authoritative interpretation or enforcement thereof) which is proposed, approved or enacted on or after the date hereof; and (vi) the failure, in and of itself, of the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics, or any change, in and of itself, in the price or trading volume of shares of Common Stock (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect, to the extent otherwise permitted by this definition); provided that the impact of any changes, events, effects or occurrences set forth in clauses (i), (iii), (iv) or (v) may be taken into account in determining whether there has been or would be a Company Material Adverse Effect solely to the extent such impact is disproportionately adverse to the Company and its Subsidiaries, taken as whole, in relation to other Persons in the industries in which the Company and its Subsidiaries operate.

“Company Option” shall mean an option to purchase shares of Common Stock granted under a Company Equity Plan.

“Company Restricted Stock Award” shall mean each award in respect of a share of Common Stock subject to vesting, repurchase or other lapse restriction granted under a Company Equity Plan.

“Company SEC Documents” shall have the meaning set forth in Section 4.4(b).

“Company Securities” shall have the meaning set forth in Section 4.1(c)(iii).

“Company Software” shall mean all proprietary software applications owned or purported to be owned by the Company or its Subsidiaries.

“Company Superior Proposal” shall mean a written Company Takeover Proposal, substituting “fifty percent (50%)” for “twenty-five percent (25%),” that the Company Board determines in good faith, after consultation with the Company’s financial and legal advisors, taking into account the timing, likelihood of consummation, legal, financial, regulatory and other aspects of the Company Takeover Proposal, including the financing terms thereof, and such other factors as the Company Board considers to be appropriate, to be more favorable to the Company and its stockholders than the Transactions.

“Company Takeover Proposal” shall mean a bona fide proposal or offer made by any Person or group of related Persons, and whether involving a transaction or series of related transactions, for (a) any merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving the Company, following which, the stockholders of the Company immediately prior to the consummation of such transaction or transactions would cease to own directly or indirectly at least 25% of the voting power of the outstanding securities of the Company (or of another Person that directly or indirectly would own all or substantially all the capital stock or assets of the Company) immediately following such transaction in the same proportion as they owned prior to the consummation of such transaction, (b) the acquisition by any Person or group of related Persons of more than twenty-five percent (25%) of the assets of the Company and its Subsidiaries, on a consolidated basis (in each case, including securities of the Subsidiaries of the Company), or (c) the direct or indirect acquisition by any Person or group of related Persons of more than twenty-five percent (25%) of the outstanding shares of Common Stock.

“Company Termination Fee” shall have the meaning set forth in Section 8.3(b)(i).

“Competition Laws” shall mean all Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition or restraint of trade.

“Confidentiality Agreement” shall mean that certain confidentiality agreement between Parent and the Company dated as of November 18, 2016.

“Continuing Employee” shall have the meaning set forth in Section 6.7(a).

“Contract” shall have the meaning set forth in Section 4.3.

“Converted Shares” shall have the meaning set forth in Section 3.7(b)(iii).

“D&O Insurance” shall have the meaning set forth in Section 6.9(c).

“DGCL” shall mean the General Corporation Law of the State of Delaware, as amended from time to time.

“Dissenting Shares” shall have the meaning set forth in Section 3.8.

“Effective Time” shall have the meaning set forth in Section 3.3.

“Environmental Law” shall mean any applicable Law, common law doctrine or Permit pertaining to the protection of the environment, or to the extent relating to exposure to harmful or deleterious substances, the protection of human health and/or safety.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time.

“ERISA Affiliate” shall mean, with respect to any Person, any trade or business, whether or not incorporated, which, together with such Person, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Existing Credit Facilities” shall mean, collectively, (a) that certain Credit Agreement, dated as of July 29, 2016, as amended, restated, supplemented and/or otherwise modified from time to time prior to the date hereof, among FTS Holding Corporation (f/k/a Fintech Merger Sub, Inc.), a Delaware corporation (the “Borrower”), the Company (f/k/a FinTech Acquisition Corp.), a Delaware corporation, CardConnect, LLC, a Delaware limited liability company, Princeton

Payment Solutions, LLC, a Delaware limited liability company, and CCN Chicago, LLC, a Delaware limited liability company (collectively, the “Subsidiary Guarantors” and, together with the Company, the “Guarantors”), certain financial institutions from time to time party thereto, as lenders, Bank of America, N.A., as syndication agent, BMO Harris Bank N.A., as administrative agent, swing line lender and an L/C issuer, and BMO Capital Markets Corp. and Bank of America, N.A., as joint lead arrangers and joint bookrunners and (b) that certain Second Lien Credit Agreement, dated as of July 29, 2016, as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time prior to the date hereof, among the Borrower, the Guarantors, certain financial institutions from time to time party thereto, as lenders, Barings Finance, LLC (f/k/a Babson Capital Finance LLC), as administrative agent, joint lead arranger and joint bookrunner, and BMO Capital Markets Corp., as joint lead arranger and joint bookrunner.

“FCPA” shall have the meaning set forth in Section 4.12(a).

“Expiration Date” shall mean the Initial Expiration Date or such subsequent date to which the Initial Expiration Date of the Offer is extended in accordance with the terms of this Agreement.

“Expiration Time” shall mean the time at which the Offer expires.

“Extension Deadline” shall have the meaning set forth in Section 2.1(c).

“GAAP” shall mean U.S. generally accepted accounting principles, consistently applied.

“Governmental Authority” shall mean any U.S., state, local or foreign government, any governmental, regulatory or administrative body, agency or authority, any court or judicial authority or arbitration tribunal, whether national, federal, state, provincial or local or otherwise, including any Stock Exchange, or any Person lawfully empowered by any of the foregoing to enforce or seek compliance with any applicable Law.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

“Indemnitee” shall have the meaning set forth in Section 6.9(a).

“Indemnity Agreements” shall have the meaning set forth in Section 6.9(a).

“Initial Expiration Date” shall mean the date that is twenty (20) business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) following the date of commencement of the Offer (within the meaning of Rule 14d-2 promulgated under the Exchange Act) (unless otherwise agreed to in writing by Parent and the Company).

“Intellectual Property” shall mean any (a) patents, patent applications and inventions (whether or not patentable); (b) trademarks, trade names, service marks, and domain names, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals thereof; (c) copyrights and registrations and applications therefor, works of authorship, and copyrightable works; (d) trade secrets, know-how and other confidential or proprietary information; and (e) proprietary rights in software and technology, and any derivative works of any of the foregoing.

“Interim Period” shall have the meaning set forth in Section 6.1(a).

“Intervening Event” shall mean a material event, fact, circumstance, development or occurrence (other than any event, fact, circumstance, development or occurrence resulting from a material breach of this Agreement by the Company) that is not known to or reasonably foreseeable by the Company Board as of the date of this Agreement that: (a) becomes known to or by the Company Board prior to the Offer Acceptance Time; and (b) does not relate to (i) a Company Takeover Proposal or any matter relating thereto or consequence thereof; (ii) any event, fact, circumstance, development or occurrence relating to Parent, Merger Sub or any of their respective Affiliates that does not amount to a Parent Material Adverse Effect; or (iii) any change, in and of itself, in the price or trading volume of shares of Common Stock (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been an Intervening Event, to the extent otherwise permitted by this definition).

“IRS” shall have the meaning set forth in Section 4.9(a).

“ISO” shall mean a registered “independent sales organization” in the business of developing and marketing merchant bank card programs, originating merchant relationships and providing merchant bank card management services.

“Knowledge of Parent” shall mean the actual knowledge of the individuals set forth on Section 1.1(a) of the Parent Disclosure Letter.

“Knowledge of the Company” shall mean the actual knowledge of the individuals set forth on Section 1.1(a) of the Company Disclosure Letter.

“Latest Company Balance Sheet” shall mean the unaudited consolidated balance sheet of the Company and its Subsidiaries, dated as of March 31, 2017, as set forth in the Company SEC Documents.

“Laws” shall have the meaning set forth in Section 4.12(a).

“Leased Real Property” shall mean real property which the Company or any of its Subsidiaries leases, subleases or occupies as tenant, subtenant or occupant pursuant to any Lease.

“Leases” shall mean leases, subleases or other occupancy agreements (together with any and all amendments and modifications thereto and any guarantees thereof).

“Liabilities” shall have the meaning set forth in Section 4.4(a).

“Liens” shall mean liens, encumbrances, mortgages, charges, claims, restrictions, pledges, security interests, title defects, easements, rights-of-way, covenants, encroachments or other adverse claims of any kind with respect to a property or asset.

“Liquidation Amount” shall have the meaning set forth in the Certificate of Designation.

“Litigation” shall have the meaning set forth in Section 4.11.

“Material Contracts” shall have the meaning set forth in Section 4.7(a).

“Member Bank” shall have the meaning set forth in Section 4.12(b)(i).

“Merchant” shall mean any customer for whom any of the Company and its Subsidiaries provides, processing or other electronic payment, credit or debit card related products, systems or services as of the date of this Agreement.

“Merger” shall have the meaning set forth in the Recitals.

“Merger Consideration” shall have the meaning set forth in Section 3.7(b)(i).

“Merger Sub” shall have the meaning set forth in the Preamble.

“Minimum Condition” shall have the meaning set forth in Annex I.

“Multiemployer Plan” shall have the meaning set forth in Section 3(37) of ERISA.

“NASDAQ” shall have the meaning set forth in Section 4.3.

“Network Rules” shall have the meaning set forth in Section 4.12(b)(ii).

“Offer” shall have the meaning set forth in the Recitals.

“Offer Acceptance Time” shall have the meaning set forth in Section 2.1(h).

“Offer Closing” shall have the meaning set forth in Section 2.1(a).

“Offer Conditions” shall have the meaning set forth in Section 2.1(b).

“Offer Documents” shall have the meaning set forth in Section 2.1(e).

“Offer Price” shall have the meaning set forth in the Recitals.

“Offer to Purchase” shall have the meaning set forth in Section 2.1(b).

“Order” shall mean any award, judgment, injunction, determination, ordinance, consent, ruling, decree or order (whether temporary, preliminary or permanent) issued, adopted, granted, awarded or entered by any Governmental Authority of competent jurisdiction.

“Organizational Documents” shall mean the articles of incorporation, certificate of incorporation, charter, by-laws, articles of formation, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments, restatements and supplements thereto.

“OTCQX U.S. Market” shall have the meaning set forth in Section 4.3.

“Owned Real Property” shall mean all real property owned by the Company or any of its Subsidiaries, together with all structures, facilities, improvements and fixtures presently or hereafter located thereon or attached thereto.

“Parent” shall have the meaning set forth in the Preamble.

“Parent Disclosure Letter” shall mean the disclosure schedule delivered by Parent to the Company immediately prior to the execution of this Agreement.

“Parent Material Adverse Effect” shall mean, with respect to Parent and Merger Sub, any fact, change, event, occurrence or development that has a material adverse effect on Parent’s or Merger Sub’s ability to timely consummate the Transactions (including the payment of the Merger Consideration).

“Parent Permitted Liens” shall mean (a) Liens for Taxes, assessments and governmental charges or levies not yet delinquent or that are being contested in good faith through appropriate proceedings and for which adequate reserves are maintained on the consolidated financial statements included in the Parent SEC Documents filed prior to the date hereof, in accordance with GAAP; (b) materialmen’s, warehouseman’s, mechanics’, carriers’, workmen’s and repairmen’s liens, any statutory Liens arising in the ordinary course of business by operation of applicable Law with respect to a liability that is not yet due or delinquent or being contested in good faith, and other similar liens arising in the ordinary course of business; (c) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (d) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business consistent with past practice; (e) all matters set forth in the title insurance policies for real property owned by Parent and its Subsidiaries, none of which materially and adversely interferes with the present use of, such real property; (f) Liens (other than Liens securing indebtedness for borrowed money), defects or irregularities in title, easements, rights-of-way, covenants, restrictions, and other, similar matters that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate; (g) all applicable zoning, entitlement, conservation restrictions, building and similar codes and regulations and other land use regulations, none of which materially detracts from the value of or materially and adversely interferes with the present use of, such real property; (h) Liens to be released at or prior to Closing; (i) Liens in the ordinary course of business consistent with past practice securing obligations in respect of short-term revolving lines of credit with sponsor banks as of the date hereof, the proceeds of which are used to fund settlement and merchant advances; and (j) Liens relating to intercompany borrowings among a person and its wholly owned subsidiaries.

“Parent SEC Documents” shall mean, collectively, each report, schedule, form, statement and other document (including any amendments or supplements thereto) required to be furnished or filed by Parent and its Subsidiaries with the SEC since January 1, 2015, together with any documents filed with or furnished to the SEC by Parent and its Subsidiaries during such period, including any amendments or supplements thereto.

“Parent Termination Fee” has the meaning set forth in Section 8.3(b)(iii).

“Paying Agent” shall have the meaning set forth in Section 3.9(a).

“Payment Fund” shall have the meaning set forth in Section 3.9(a).

“Permits” shall have the meaning set forth in Section 4.12(a).

“Permitted Liens” shall mean (a) Liens for Taxes, assessments and governmental charges or levies not yet delinquent or that are being contested in good faith through appropriate proceedings and for which adequate reserves are maintained on the consolidated financial statements included in the Company SEC Documents filed prior to the date hereof, in accordance with GAAP; (b) materialmen’s, warehouseman’s, mechanics’, carriers’, workmen’s and repairmen’s liens, any statutory Liens arising in the ordinary course of business by operation of applicable Law with respect to a liability that is not yet due or delinquent or being contested in good faith, and other similar liens arising in the ordinary course of business; (c) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (d) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business consistent with past practice; (e) all matters set forth in the title insurance policies for Owned Real Property provided to Parent, none of which materially and adversely interferes with the present use of, such real property; (f) Liens (other than Liens securing indebtedness for borrowed money), defects or irregularities in title, easements, rights-of-way, covenants, restrictions, and other, similar matters that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate; (g) all applicable zoning, entitlement, conservation restrictions, building and similar codes and regulations and other land use regulations, none of which materially detracts from the value of or materially and adversely interferes with the present use of, such real property; (h) Liens to be released at or prior to Closing; (i) Liens securing obligations under or secured pursuant to the Existing Credit Facilities; (j) Liens in the ordinary course of business consistent with past practice securing obligations in respect of short-term revolving lines of credit with sponsor banks in effect as of the date hereof, the proceeds of which are used to fund settlement and merchant advances; (k) Liens relating to intercompany borrowings among a person and its wholly owned subsidiaries; and (l) Liens set forth on Section 1.1(b) of the Company Disclosure Letter.

“Person” shall mean an individual, corporation, partnership, joint venture, trust, association, estate, joint stock company, limited liability company, Governmental Authority or any other organization or entity of any kind.

“Personal Information” shall mean any information, in any form, that identifies an individual or, in combination with any other information or data, could be used to identify an individual.

“Preferred Stock” shall have the meaning set forth in Section 4.1(c)(i).

“Privacy Laws” shall mean all Laws relating to or governing privacy, data security or obligations with respect to the collection, use, retention, disposal or other processing of Personal Information.

“Recommendation” shall have the meaning set forth in Section 4.2(b).

“Referral Partner” shall mean a person or entity that refers prospective new Merchants to the Company or its Subsidiaries.

“Release” shall mean any releasing, disposing, discharging, injecting, spilling, leaking, leaching, pumping, dumping, emitting, escaping, or emptying into the indoor or outdoor environment.

“Representatives” shall have the meaning specified in Section 6.4(a).

“Schedule 14D-9” shall have the meaning set forth in Section 2.2(a).

“Schedule TO” shall have the meaning set forth in Section 2.1(e).

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time and the rules and regulations promulgated thereunder.

“Series A Liquidation” shall have the meaning set forth in Section 3.7(c).

“Series A Notice” shall have the meaning set forth in Section 6.10(a)(ii).

“Series A Preferred Stock” shall have the meaning set forth in Section 4.1(c)(i).

“Series A Redemption” shall have the meaning set forth in Section 6.10(a)(ii).

“Series A Redemption Price” shall have the meaning set forth in the Certificate of Designation for the term “Redemption Price” for redemption pursuant to Section 5(c) of the Certificate of Designation.

“Series A Redemption Offer” shall have the meaning set forth in Section 6.10(a)(i).

“SOX” shall mean the Sarbanes-Oxley Act of 2002, as amended.

“Stock Exchange” shall mean OTCQX U.S. Market and the NASDAQ.

“Stockholder List Date” shall have the meaning set forth in Section 2.2(b).

“Subsidiary” shall mean, with respect to any Person, another Person, (a) an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing Person or body or (b) more than fifty percent (50%) of the equity interests of which is owned directly or indirectly by such first Person.

“Subsidiary Securities” shall have the meaning set forth in Section 4.1(d).

“Surviving Corporation” shall have the meaning set forth in the Recitals.

“Takeover Law” shall mean any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Laws of any jurisdiction or other applicable Laws that purport to limit or restrict business combinations or the ability to limit or restrict business combinations or the ability to acquire or to vote shares.

“Tax” shall mean all U.S. federal, state, local or foreign taxes, imposts, levies or other similar assessments, including any net income, capital gains, gross income, gross receipts, sales, use, transfer, ad valorem, franchise, profits, license, capital, withholding, payroll, estimated, employment, excise, goods and services, severance, stamp, occupation, premium, property, social security, environmental, alternative or add-on, value added, registration, occupancy, capital stock, unincorporated business, unemployment, disability, workers compensation, accumulated earnings, personal holding company, annual reports, windfall profits or other taxes, duties or levies of any nature whatsoever, or similar charges or assessments, imposed by any Governmental Authority, together with all interest, penalties or additions to tax imposed with respect thereto.

“Tax Proceeding” shall mean any audit, examination, investigation, claim, contest, dispute, litigation or other proceeding with respect to Taxes or by or against any Taxing Authority.

“Tax Returns” shall mean any report, return (including any information return), declaration, claim for refund or other document filed or required to be filed with any Taxing Authority or jurisdiction with respect to Taxes, including any attachment thereto and any amendment thereof.

“Taxing Authority” shall mean any Governmental Authority having or purporting to exercise jurisdiction with respect to any Tax.

“Termination Condition” shall have the meaning set forth in Annex I.

“Termination Date” shall have the meaning set forth in Section 8.1(b).

“Transaction Litigation” shall have the meaning set forth in Section 6.12.

“Transactions” shall have the meaning set forth in the Recitals.

“Treasury Regulations” shall mean the regulations promulgated under the Code, as such regulations may be amended from time to time.

“Warrant Agent” shall mean Continental Stock Transfer & Trust Company, a New York corporation.

“Warrant Agreement” shall mean the Warrant Agreement, dated as of February 12, 2015, by and between FinTech Acquisition Corp., a Delaware corporation, and the Warrant Agent.

“Warrant Price” shall mean the price per share at which a share of Common Stock may be purchased pursuant to the Warrant at the time such Warrant is exercised.

“Warrants” shall mean the warrants issued pursuant to the Warrant Agreement, each such Warrant evidencing the right of the holder thereof to purchase one share of Common Stock, for $12.00 (subject to any adjustment as provided by the terms of the Warrant Agreement).

“Willful Breach” shall mean, with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach that is a consequence of an act or failure to act undertaken by the breaching party with actual knowledge, or knowledge that a Person acting reasonably under the circumstances should have, that such party’s act or failure to act would, or would reasonably be expected to, result in or constitute a breach of this Agreement.

ARTICLE II

OFFER

2.1. The Offer.

(a) The Offer. Provided that this Agreement shall not have been terminated in accordance with Section 8.1, as promptly as practicable after the date of this Agreement but in no event more than seven (7) Business Days after the date of this Agreement, Merger Sub shall (and Parent shall cause Merger Sub to) commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer to purchase all of the outstanding Common Stock at a price per share equal to the Offer Price, net to the seller in cash, without interest. The acceptance for payment of shares of Common Stock pursuant to and subject to the conditions of the Offer is referred to in this Agreement as the “Offer Closing.”

(b) Terms and Conditions of the Offer. The obligations of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment, and pay for, any shares of Common Stock tendered pursuant to the Offer are subject only to the terms and conditions of this Agreement, including the prior satisfaction of the Minimum Condition, the Termination Condition and the other conditions set forth in Annex I (collectively, the “Offer Conditions”). The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms set forth in this Agreement, the Minimum Condition, the Termination Condition and the other Offer Conditions. Merger Sub expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided that notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of the Company, Parent and Merger Sub shall not (I) decrease the Offer Price, (II) change the form of consideration payable in the Offer, (III) decrease the maximum number of shares of Common Stock sought to be purchased in the Offer, (IV) impose conditions to the Offer in addition to, or that expand upon, the Offer Conditions, (V) amend, change or waive the Minimum Condition, Termination Condition or conditions “(d)” and “(f)” set forth in Annex I, (VI) except as provided in Sections 2.1(c) or 2.1(d), terminate the Offer or accelerate, extend or otherwise change the Expiration Date, (VII) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act or (VIII) otherwise modify or amend any of the other terms of the Offer in a manner that materially and adversely affects, or reasonably could be expected to materially and adversely affect, any holder of shares of Common Stock or the likelihood of consummation of the Offer and the Merger on a timely basis.

(c) Expiration and Extension of the Offer. The Offer shall initially be scheduled to expire at one minute after 11:59 p.m., Eastern Time, on the Initial Expiration Date. Anything to the contrary contained in this Agreement notwithstanding, but subject to the Parties’ respective termination rights under Section 8.1: (i) Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer from time to time for any period required by any Law, any interpretation or position of the SEC, the staff thereof or NASDAQ applicable to the Offer and (ii) if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied but is capable of being satisfied by the Termination Date and has not been waived by Merger Sub or Parent, to the extent waivable by Merger Sub or Parent, Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer on one or more occasions for an additional period of up to ten (10) Business Days per extension as may be necessary to permit such Offer Condition to be satisfied; provided that in no event shall Merger Sub: (I) be required to extend the Offer beyond the earlier to occur of (the “Extension Deadline”) (A) the valid termination of this Agreement in compliance with Section 8.1 and (B) the first (1st) Business Day immediately preceding the Termination Date or (II) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company. Merger Sub shall not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of the Company.

(d) Termination of Offer. In the event that this Agreement is validly terminated pursuant to Section 8.1, Merger Sub shall (and Parent shall cause Merger Sub to) immediately, irrevocably and unconditionally terminate the Offer and shall not acquire any shares of Common Stock pursuant to the Offer. If the Offer is terminated or withdrawn by Merger Sub in accordance with the terms of this Agreement, Merger Sub shall immediately return, and shall cause any depository acting on behalf of Merger Sub to return, in accordance with applicable Law, all tendered shares of Common Stock to the registered holders thereof.

(e) Offer Documents. As promptly as practicable on the date of commencement of the Offer (within the meaning of Rule 14d-2 promulgated under the Exchange Act), Parent and Merger Sub shall (i) file with the SEC a tender offer statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”) that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal and (ii) cause the Offer to Merger Sub and related documents to be disseminated to holders of shares of Common Stock. Parent and Merger Sub agree that they shall cause the Schedule TO and all exhibits, amendments or supplements thereto (which together constitute the “Offer Documents”) filed by either Parent or Merger Sub with the SEC (I) to comply in all material respects with the Exchange Act and the rules and regulations thereunder and other applicable Law and (II) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that no covenant is made by Parent or Merger Sub with respect to information supplied by or on behalf of the Company or any of its Affiliates or Representatives for inclusion or incorporation by reference in the Offer Documents. Each of Parent, Merger Sub and the Company agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent further agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of shares of Common Stock, in each case, as and to the extent required by applicable federal securities laws. The Company shall promptly furnish or otherwise make available to Parent and Merger Sub or Parent’s legal counsel all information concerning the Company and the Company’s stockholders that may be required in connection with any action contemplated by this Section 2.1(e). The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC, and Parent and Merger Sub shall give reasonable and good faith consideration to any such comments made by the Company or its counsel. Parent and Merger Sub agree to provide the Company and its counsel with any comments Parent, Merger Sub or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of those comments (including oral comments). Each of Parent and Merger Sub shall respond promptly to any comments (including oral comments) of the SEC or its staff with respect to the Offer Documents or the Offer.

(f) Funds. Without limiting the generality of Section 6.3, Parent shall deposit, or shall cause to be deposited with the Paying Agent, concurrently with or promptly following the Offer Acceptance Time, all of the funds necessary to purchase all shares of Common Stock that Merger Sub becomes obligated to purchase pursuant to the Offer, and shall cause Merger Sub to perform, on a timely basis, all of Merger Sub’s obligations under this Agreement. Parent and Merger Sub shall, and each of Parent and Merger Sub shall ensure that all of their respective Affiliates shall, tender any shares of Common Stock held by them into the Offer.

(g) Adjustments. If, between the date of this Agreement and the Offer Acceptance Time, the outstanding shares of Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be appropriately adjusted.

(h) Acceptance. Subject only to the satisfaction or, to the extent waivable by Merger Sub or Parent, waiver by Merger Sub or Parent of each of the Offer Conditions, Merger Sub shall (and Parent shall cause Merger Sub to) (i) as promptly as possible after (and in any event no later than the first (1st) Business Day after) the Expiration Time accept for payment all shares of Common Stock tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”) and (ii) promptly after (and in any event no later than the third (3rd) Business Day after) the Expiration Date pay for such shares of Common Stock.

2.2. Company Actions.

(a) Schedule 14D-9. On the day that the Offer is commenced, if practical, and otherwise as promptly as practical thereafter (but not later than the next Business Day), following the filing of the Schedule TO, the Company shall file with the SEC and disseminate to holders of Common Stock, in each case, as and to the extent required by applicable federal securities laws, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 6.4, shall reflect the Recommendation. The Company agrees that it shall cause the Schedule 14D-9 (i) to comply in all material respects with the Exchange Act and the rules and regulations thereunder and other applicable Law and (ii) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that no covenant is made by the Company with respect to information supplied by or on behalf of Parent or Merger Sub or any of its Affiliates or Representatives for inclusion or incorporation by reference in the Schedule 14D-9. Each of Parent, Merger Sub and the Company agrees to respond promptly to any comments of the SEC or its staff and to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Common Stock, in each case, as and to the extent required by applicable federal securities laws, including by setting the Stockholder List Date as the record date for the purpose of receiving the notice required by Section 262(d) of the DGCL. Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 and any amendment thereto (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC and the Company shall give reasonable and good faith consideration to any such comments made by Parent or its counsel. The Company agrees to provide Parent and its counsel with any comments (including oral comments) the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of those comments (including oral comments). The Company shall respond promptly to any comments (including oral comments) of the SEC or its staff with respect to the Schedule 14D-9.

(b) Stockholder Lists. From time to time as reasonably requested by Merger Sub or its agents, the Company shall promptly furnish Merger Sub with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders and non-objecting beneficial owners of Common Stock and lists of securities positions of Common Stock held in stock depositories, in each case, accurate and complete as of the most recent practicable date, and shall provide to Merger Sub additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and other assistance as Merger Sub may reasonably request in connection with the Offer (the date of the list used to determine the Persons to whom the Offer Documents and Schedule 14D-9 are first disseminated, the “Stockholder List Date”). Parent and Merger Sub and their agents shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated for any reason, shall, upon request by the Company, deliver, and shall use their reasonable efforts to cause their agents to deliver, to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession or control, and, if requested by the Company, promptly confirm to the Company in writing that all such material has been returned or destroyed.

ARTICLE III

MERGER

3.1. Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. Following the Merger, the Company shall continue as the Surviving Corporation and the separate corporate existence of Merger Sub shall cease.

3.2. Closing. Unless this Agreement shall have been terminated pursuant to Section 8.1, the Closing shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 W. 52nd Street, New York, NY 10019 as soon as possible following the Offer Closing on the Business Day on which the last to be satisfied or waived of the conditions precedent set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time) has been so satisfied or waived in accordance with the terms of this Agreement. The date on which the Closing actually occurs in accordance with the preceding sentence is referred to in this Agreement as the “Closing Date.”

3.3. Effective Time. On the Closing Date, the parties hereto shall cause a certificate of merger meeting the requirements of Section 251 of the DGCL (the “Certificate of Merger”) relating to the Merger to be properly executed and filed with the Secretary of State of the State of Delaware in accordance with the terms and conditions of the DGCL. The Merger shall become effective at the time of filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, or at such later time which the parties hereto shall have agreed and designated in the Certificate of Merger as the effective time of the Merger (the “Effective Time”).

3.4. Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Company as the Surviving Corporation in the Merger, and all debts, liabilities, obligations and duties of the Company and Merger Sub shall become the debts, liabilities, obligations and duties of the Company as the Surviving Corporation in the Merger.

3.5. Certificate of Incorporation and Bylaws. The certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation in the Merger as of the Effective Time, and the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation in the Merger as of the Effective Time, each until amended in accordance with applicable Law and consistent with the obligations set forth in Section 6.9.

3.6. Directors and Officers. Until duly removed or until successors are duly elected or appointed and qualified, the directors of Merger Sub immediately prior to the Effective Time of the Merger shall be the initial directors of the Surviving Corporation as of the Effective Time, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation as of the Effective Time.

3.7. Treatment of Common Stock, Preferred Stock, Warrants and Company Equity Awards. At the Effective Time, by virtue of the Merger and without any action on the part of any party or holder of any shares of Common Stock, Preferred Stock, Warrants or Company Equity Awards:

(a) Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of any holder thereof, be converted into and become one share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Treatment of Common Stock.

(i) Each share of Common Stock issued and outstanding immediately prior to the Effective Time (including those shares of Common Stock not accepted in the Offer but excluding Canceled Shares, Converted Shares, Dissenting Shares and Company Restricted Stock Awards) and all rights in respect thereof, shall, by virtue of the Merger, be converted into the right to receive the Offer Price, net to the seller in cash, without interest (the “Merger Consideration”), and such shares shall otherwise cease to be outstanding, shall automatically be canceled and retired and cease to exist, and each holder of Certificate or Book-Entry Shares that immediately prior to the Effective Time represented any such shares of Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

(ii) Each share of Common Stock held by the Company as treasury stock or held by Parent or Merger Sub, in each case, immediately prior to the Effective Time (the “Canceled Shares”), shall be canceled and retired without any conversion thereof, and no payment or distribution shall be made with respect thereto.

(iii) Each share of Common Stock held by any direct or indirect wholly owned Subsidiary of Parent (other than Merger Sub) or the Company immediately prior to the Effective Time (the “Converted Shares”) shall be converted into such number of shares of common stock of the Surviving Corporation so as to maintain relative ownership percentages.

(c) Treatment of Preferred Stock. Each share of Series A Preferred Stock, that, after giving effect to the Series A Redemption Offer, remains issued and outstanding immediately prior to the Effective Time, and all rights in respect thereof, shall, by virtue of the Merger and without any action on the part of any holder thereof, no longer be outstanding and shall automatically be canceled and retired and shall cease to exist pursuant to Section 2(a) of the Certificate of Designation (the “Series A Liquidation”), and each holder of certificates for Series A Preferred Stock that immediately prior to the Effective Time represented any such shares of Series A Preferred Stock shall cease to have any rights with respect thereto, except the right to receive the Liquidation Amount.

(d) Treatment of Warrants. Each Warrant issued and outstanding immediately prior to the Effective Time, and all rights in respect thereof, shall, by virtue of the Merger and without any action on the part of any holder thereof, automatically become a warrant of the Surviving Corporation pursuant to the terms of the Warrant Agreement.

(e) Treatment of Company Equity Awards.

(i) At the Effective Time, each Company Option, whether vested or unvested, that is outstanding and unexercised as of immediately prior to the Effective Time shall fully vest (to the extent not vested) and shall be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price per share of Common Stock of such Company Option, multiplied by (ii) the number of shares of Common Stock subject to such Company Option immediately prior to the Effective Time. Any Company Option that has an exercise price per share of Common Stock that equals or exceeds the Merger Consideration shall be cancelled for no consideration.

(ii) At the Effective Time, each Company Restricted Stock Award that is outstanding immediately prior to the Effective Time shall fully vest and be cancelled and converted into the right to receive an amount in cash, without interest, equal to the Merger Consideration in respect of each share of Common Stock subject to such Company Restricted Stock Award immediately prior to the Effective Time.

(iii) Parent shall, or shall cause the Surviving Corporation to, pay the Merger Consideration described in this Section 3.7(e) to holders of Company Equity Awards within five (5) Business Days following the Merger.

(iv) Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering any Company Equity Plan) shall take such actions as are necessary to approve the foregoing provisions of this Section 3.7(e), including adopting any resolutions of the Company Board or a committee thereof or any administrator of a Company Equity Plan as may be necessary.

3.8. Dissenting Shares. Notwithstanding any other provision of this Agreement to the contrary, shares of Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have, in all respects, properly exercised and perfected a demand for and are entitled to appraisal for such shares in accordance with Section 262 of the DGCL and, as of the Effective Time, shall not have effectively withdrawn or lost such Person’s rights to such appraisal and payment under the DGCL with respect to such shares (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration pursuant to Section 3.7(b). Such stockholders instead shall only be entitled to receive payment of the appraised value of such shares of Common Stock held by them in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have waived, withdrawn, or otherwise are not entitled to, the right to appraisal of such shares of Common Stock under Section 262 of the DGCL shall thereupon be deemed to have been canceled and converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Merger Consideration upon surrender in the manner provided in Section 3.9. The Company shall (i) give Parent prompt notice of any notice or demand for appraisal or payment for shares of Common Stock or any withdrawals of such demands received by the Company, (ii) give Parent the opportunity to direct all negotiations and proceedings with respect to any such demands and (iii) not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle any such demands.

3.9. Exchange of Common Stock and Paying Fund.

(a) Paying Agent; Paying Fund. At or prior to the Offer Acceptance Time, Parent shall designate a bank or trust company of national recognition and reasonably acceptable to the Company (the “Paying Agent”) to act as agent for the holders of shares of Common Stock to receive the funds to which holders of such shares shall become entitled pursuant to Section 2.1(a), to act as paying agent for the holders of Common Stock to receive the funds to which such holders shall become entitled pursuant to Section 3.7(b) and shall enter into a paying agent agreement reasonably acceptable to the Company relating to the Paying Agent’s responsibilities under this Agreement. At or prior to the Offer Acceptance Time, Parent shall (i) deposit, or cause to be deposited, with the Paying Agent, in trust for the benefit of the holders of Common Stock, as Certificates and as Book-Entry Shares, cash sufficient to make payment of the cash consideration payable pursuant to Sections 2.1(b), 2.1(c) and 2.1(d) (such cash, the “Payment Fund”) and (ii) make available to the Company (to the extent such amounts are payable), for the benefit of the holders of Series A Preferred Stock and Warrants, cash sufficient to make payment of the amounts payable with respect to the Series A Redemption, the Series A Liquidation and the aggregate amount of any Alternative Issuance . The Payment Fund shall not be used for any other purpose, subject to Section 3.9(h).

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, and in no event later than three (3) Business Days thereafter, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, cause the Paying Agent to mail to each holder of record of (i) a Certificate whose shares of Common Stock were converted into the right to receive the consideration payable pursuant to Section 3.7(b) (A) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent and which shall be in customary form and contain customary provisions) and (B) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration and (ii) Book-Entry Shares whose shares of Common Stock were converted into the right to receive the consideration payable pursuant to Section 3.7(b) instructions for use in effecting the surrender of such Book-Entry Shares in exchange for the Merger Consideration. Each holder of record of one or more Certificates, upon surrender to the Paying Agent of such Certificate or Certificates, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by Parent or the Paying Agent, and each holder of record of Book-Entry Shares, upon surrender to the Paying Agent of such Book-Entry Shares (which shall be deemed surrendered upon receipt by the Paying Agent of an “agent’s message” in customary form or such other evidence as the Paying Agent may reasonably request), shall be entitled to receive in exchange therefor the amount of Merger Consideration to which such holder is entitled pursuant to Section 3.7(b), and the Certificates or Book-Entry Shares so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Common Stock which is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a Person other than the Person in whose name the Certificate or Book-Entry Share so surrendered is registered if such Certificate or Book-Entry Share shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the transfer or establish to the reasonable satisfaction of Parent that such Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 3.9(b), each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration. No interest shall be paid or will accrue on any payment to holders of Certificates or Book-Entry Shares pursuant to the provisions of this Article III.

(c) No Further Ownership Rights in Common Stock. The Merger Consideration paid upon the surrender of Certificates or Book-Entry Shares in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Common Stock formerly represented by such Certificates or Book-Entry Shares, subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by the Company on the shares of Common Stock in accordance with the terms of this Agreement prior to the Effective Time. At the close of business on the day on which the Effective Time occurs, the share transfer books of the Company shall be closed, and there shall be no further registration of transfers on the share transfer books of the Surviving Corporation of the shares of Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or Book-Entry Share is presented to the Surviving Corporation for transfer, it shall be canceled against delivery of and exchanged as provided in this Article III, subject to applicable Law in the case of Dissenting Shares.

(d) Termination of Payment Fund. Any portion of the Payment Fund that remains unclaimed by, or otherwise undistributed to, the holders of the Certificates or Book-Entry Shares for twelve (12) months after the Effective Time shall be delivered to Parent, upon demand, and any holders of the Certificates who have not theretofore complied with this Article III shall (subject to abandoned property, escheat or other similar Laws) thereafter look only to Parent for, and Parent shall remain liable for, payment of their claim for the Merger Consideration for satisfaction of its claim for Merger Consideration which such holder has the right to receive pursuant to the terms of this Article III.

(e) No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any distributions from the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered prior to such date on which any Merger Consideration would otherwise escheat to or become the property of any Governmental Authority, any such Merger Consideration shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Lost Certificates. In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Paying Agent (or, if subsequent to the termination of the Payment Fund and subject to Section 3.9(d), Parent) will issue, or will cause to be issued, in exchange for such lost, stolen or destroyed Certificate the payments with respect to such Certificate to which such Person is entitled pursuant to this Article III.

(g) Withholding Rights. Notwithstanding anything in this Agreement to the contrary, the Paying Agent, Parent, the Company, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts otherwise payable pursuant to this Agreement or the Offer such amounts as are required to be deducted or withheld with respect to the making of such payment under the Code or any applicable provision of state, local or foreign Tax law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes of this Agreement and the Offer as having been paid to the Person in respect of which such deduction or withholding was made.

(h) Investment of Payment Fund. The Paying Agent shall invest any cash included in the Payment Fund, as directed by Parent, provided that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article III, and following any losses from any such investment, Parent shall promptly provide additional funds to the Paying Agent for the benefit of the holders of shares of Common Stock at the Effective Time in the amount of such losses, which additional funds will be deemed to be part of the Payment Fund. Any interest or other income resulting from such investments shall be paid to Parent, upon demand.

3.10. Subsequent Actions. The parties agree to take all necessary action to cause the Merger to become effective as soon as practicable following the Offer Closing without a meeting of the Company’s stockholders, as provided in Section 251(h) of the DGCL.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents filed with, or furnished to, the SEC prior to the date that is two Business Days prior to the date hereof (without giving effect to any amendment to any such Company SEC Document filed on or after the date that is two Business Days prior to the date of this Agreement) (excluding any disclosures set forth in any such Company SEC Document in any risk factor section, any forward-looking disclosure or any other statements that are similarly predictive or primarily cautionary in nature, other than historical facts included therein) or in the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation or warranty specified therein and any such other representations or warranties where its applicability to, relevance as an exception to, or disclosure for purposes of, such other representation or warranty is reasonably apparent), the Company represents and warrants to Parent and the Merger Subs as follows:

4.1. Due Incorporation; Capitalization; Indebtedness.

(a) Each of the Company and its Subsidiaries is duly organized, validly existing and, where such concept is applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization.

(b) Each of the Company and its Subsidiaries has all requisite power and authority to (i) conduct its businesses in the manner in which its businesses are currently being conducted and (ii) own and use its assets in the manner in which its assets are currently owned and used. Each of the Company and its Subsidiaries is duly qualified or licensed to do business in each jurisdiction in which the ownership or leasing of its property or the conduct of its business requires such qualification and/or licensing, except where any failure to be so qualified or licensed would not reasonably be expected to have a Company Material Adverse Effect. None of the Company and its Subsidiaries is in violation of any provision of such Organizational Documents in any material respect.

(c) Capitalization.

(i) The entire authorized capital stock of the Company is two hundred and ten million (210,000,000) shares of capital stock, consisting of two hundred million (200,000,000) shares of common stock, par value $0.001 per share (the “Common Stock”), and ten million (10,000,000) shares of preferred stock, par value $0.001 per share (the “Preferred Stock”), of which 1,500,000 shares of Series A preferred stock are designated (the “Series A Preferred Stock”) pursuant to the Certificate of Designation.

(ii) As of the May 25, 2017 (the “Capitalization Date”), (A) 31,472,060 shares of Common Stock were issued and outstanding, which number does not include any shares of Common Stock held by the Company in treasury, (B) 1,500,000 shares of Series A Preferred Stock were outstanding, (C) 8,105,169 shares of Common Stock were subject to Company Options and (D) 10,300,000 shares were subject to purchase under the Warrants. All of the outstanding shares of Common Stock and Series A Preferred Stock are, and all shares of Common Stock that may be issued prior to the Effective Time will be, duly authorized, validly issued, fully paid and nonassessable. No shares of the Common Stock or Series A Preferred Stock are subject to or were issued in violation of the preemptive rights of any stockholder or any purchase option, call option, right of first refusal, subscription right or any similar right under any provision of the DGCL, the Certificate of Incorporation or Bylaws or any agreement to which the Company is a party or otherwise bound.

(iii) Except as set forth in this Section 4.1, and except for shares of Common Stock issued upon the exercise or settlement of Company Options or Warrants outstanding as of the Capitalization Date in accordance with their terms, as of the date of this Agreement, there are no (A) issued and outstanding shares of capital stock of or other voting or equity interests in the Company, (B) securities of the Company convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in the Company, (C) options, warrants, calls or other rights or agreements to acquire from the Company, or other obligation of the Company to issue, deliver, transfer or sell, or cause to be issued, delivered, transferred or sold, any shares of capital stock of or other voting or equity interests in the Company or securities convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in the Company, (D) voting trusts, proxies or other similar agreements to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock of or other voting or equity interests in the Company or any of its Subsidiaries, or (E) obligations requiring the registration for sale of any shares of capital stock of or other voting or equity interests in the Company or any of its Subsidiaries (the items in clauses (A), (B) and (C) being referred to collectively as the “Company Securities”).

(iv) As of the date hereof, to the Knowledge of the Company, (i) all of the outstanding shares of Series A Preferred Stock are owned by one holder and (ii) all of the outstanding Warrants are held by less than three hundred (300) holders of record.

(v) There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities (other than in connection with the exercise, purchase, vesting or settlement of Company Equity Awards or Warrants outstanding as of the Capitalization Date in accordance with their terms, or as set forth in the Certificate of Designation). No Subsidiary of the Company owns any shares of capital stock of the Company.

(d) All of the outstanding shares of capital stock of and other voting or equity interests in each of the Company’s Subsidiaries have been and are duly authorized and validly issued, fully paid and nonassessable and are owned beneficially and of record wholly by the Company or one of the Company’s wholly owned Subsidiaries, free and clear of any Liens other than Permitted Liens. No shares of capital stock of any of the Company’s Subsidiaries are subject to or were issued in violation of the preemptive rights of any stockholder or any purchase option, call option, right of first refusal, subscription right or any similar right under any provision of the DGCL, the Organizational Documents of any of the Company’s applicable Subsidiaries or any agreement to which the Company or any of its Subsidiaries is a party or otherwise bound. There are no outstanding (A) shares of capital stock of or other voting or equity interests in any of the Company’s Subsidiaries (other than those held by the Company or any Company Subsidiary), (B) securities of the Company or any of its Subsidiaries convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in any Subsidiary of the Company or (C) options, warrants or other rights or agreements to acquire from the Company or any of its Subsidiaries, or other obligation of the Company or any of its Subsidiaries to issue, transfer or sell, or cause to be issued, transferred or sold, any shares of capital stock of or other voting or equity interests in any of the Company’s Subsidiaries or securities convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in any of the Company’s Subsidiaries (the items in clauses (A), (B) and (C) being referred to collectively as the “Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Subsidiary Securities. Section 4.1(d) of the Company Disclosure Letter

sets forth a true and complete list of all of the Company’s Subsidiaries. There are no restrictions of any kind which prevent the payment of dividends or distributions by any of the Company’s Subsidiaries (other than restrictions under the Existing Credit Facilities).

(e) Section 4.1(e) of the Company Disclosure Schedule accurately sets forth a list, as of the Capitalization Date, of each outstanding Company Equity Award, specifying the name of the Company Equity Award holder, the type of award, the number of shares of Common Stock underlying such Company Equity Award, the date of grant, the exercise price per share, if applicable and the expiration date, if applicable. To the Company’s Knowledge, each Company Option has an exercise price per share equal to or greater than the fair market value of a share of Common Stock on the grant date of such stock option, as determined in accordance with Section 409A of the Code, to the extent applicable, or is in compliance with Section 409A of the Code.

(f) Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other indebtedness, or, other than as referred to in this Section 4.1, other securities, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

4.2. Due Authorization.

(a) The Company has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and, subject to the filings under Sections 2.2 and 3.3, to consummate the Transactions, and no other corporate actions or proceedings on the part of the Company or its stockholders shall be necessary to authorize this Agreement and the Transactions, which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way. Assuming the Merger is consummated in accordance with Section 251(h) of the DGCL, no stockholder votes or consents are necessary to authorize this Agreement or to consummate the Offer and the Merger.

(b) The Company Board has adopted resolutions unanimously (i) approving the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, (ii) determining that this Agreement and the Transactions, including the Offer and the Merger, are fair to and in the best interests of the Company’s stockholders, (iii) declaring this Agreement advisable, (iv) agreeing that the Merger shall be effected under Section 251(h) of the DGCL and (v) recommending that the stockholders of the Company to accept the Offer and tender their shares of Common Stock to Merger Sub pursuant to the Offer, on the terms and subject to the conditions of this Agreement (the “Recommendation”).

(c) The Company has duly and validly executed and delivered this Agreement. Assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, this Agreement constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance moratorium, reorganization or similar Laws now or hereafter in effect which affect the enforcement of creditors’ rights generally and by rules of Law governing specific performance, injunctive relief and equitable principles.

(d) Prior to the execution of this Agreement, the Company and the Company Board have taken all action necessary to exempt under or make not subject to (i) the provisions of Section 203 of the DGCL, (ii) any other applicable Takeover Law or (iii) any provision of the Organizational Documents of the Company and its Subsidiaries that would require any corporate approval other than that otherwise required by the DGCL or other applicable state Law, each of the execution of this Agreement and the Transactions. The Company does not have in effect any “poison pill,” shareholder rights plan or similar anti-takeover agreement or plan.

4.3. Consents and Approvals; No Violations. Except for in connection with or in compliance with (I) filings under Sections 2.2 and 3.3, (II) filings under the HSR Act, (III) the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, as may be required in connection with the Merger, (IV) state securities takeover and “blue sky” laws, as may be required in connection with the Merger and (V) the rules and regulations of, and any filings with and approvals of, the NASDAQ (“NASDAQ”) and the OTCQX U.S. Market (the “OTCQX U.S. Market”), the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions will not (i) violate any Law applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets are bound or affected; (ii) require any notification to or filing or registration by the Company or any of its Subsidiaries with, or consent or approval with respect to the Company or any of its Subsidiaries of, or other action by, any Governmental Authority; (iii) violate or conflict with any provision of the Certificate of Incorporation or Bylaws or any of the Organizational Documents of the Company’s Subsidiaries; (iv) require any consent of or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit termination, cancelation, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease, supply agreement, license agreement, distribution agreement or other contract, agreement, obligation, commitment or instrument (each, including all amendments thereto, a “Contract”) or any Permit affecting the assets or business of the Company and its Subsidiaries; or (v) result in the creation or imposition of any Lien other than Permitted Liens on any properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (i), (ii), (iv) and (v), as has not had, and would not be reasonably expected to have, a Company Material Adverse Effect or a material and adverse effect on the Company’s ability to timely consummate the Transactions.

4.4. Financial Statements; Company SEC Documents; No Undisclosed Liabilities; Information Supplied.

(a) There are no liabilities, debts, claims or obligations of any nature of the Company or its Subsidiaries, whether known, unknown, accrued, absolute, direct or indirect, contingent or otherwise, whether due or to become due, required by GAAP to be included in the consolidated balance sheet of the Company (“Liabilities”), except (i) Liabilities to the extent reflected or reserved against in the Latest Company Balance Sheet, (ii) Liabilities incurred since the date of the Latest Company Balance Sheet in the ordinary course of business consistent with past practice or (iii) Liabilities that would not be reasonably expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole.

(b) Each report, schedule, form, statement and other document (including any amendments or supplements thereto) required to be furnished or filed by the Company and its Subsidiaries with the SEC since February 19, 2015 (such documents, together with any documents filed with or furnished to the SEC by the Company and its Subsidiaries during such period, including any amendments or supplements thereto, collectively referred to as the “Company SEC Documents”) has been timely filed or otherwise furnished by the Company to the SEC. As of their respective dates or, if amended, as of the date of such last amendment (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), each of the Company SEC Documents has (i) complied in all material respects with the applicable requirements of SOX and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is, or at any time since February 19, 2015 has been, required to file any forms, reports or other documents with the SEC. As of the date of this Agreement, no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of SOX. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Company SEC Documents. To the Company’s Knowledge, none of the Company SEC Documents is the subject of ongoing SEC review or investigation as of the date hereof.

(c) Each of the consolidated financial statements (including all related notes and schedules) included in the Company SEC Documents (i) complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (except that the unaudited statements may not contain footnotes and are subject to normal year-end audit adjustments) and (iii) have been prepared from, and are in accordance with, the books and records of the Company and its consolidated Subsidiaries. The books and records of the Company and its Subsidiaries have been and are being maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. No independent public accountant of the Company or its Subsidiaries has resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(d) The Company and its Subsidiaries have established and maintain systems of internal accounting controls with respect to their businesses designed to ensure that (i) all transactions are executed in accordance with the general or specific authorization of the management of the Company and (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP. The Company maintains disclosure controls and procedures required by Rules 13a-15 and 15d-15 of the Exchange Act. Such disclosure controls and procedures are effective in ensuring that material information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. Such internal control over financial reporting is effective in all material respects in providing reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes, in each case, in accordance with GAAP. The Company’s chief executive officer and chief financial officer have disclosed, based on the most recent evaluation prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (I) any “significant deficiencies” and “material weaknesses” in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (II) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and in each case the Company has made available to Parent (or its Representatives) prior to the date of this Agreement all such disclosures from February 19, 2015 to the date of this Agreement. The terms “significant deficiencies” and “material weaknesses” have the meanings assigned to such terms in Rule 13a-15(f) of the Exchange Act.

(e) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract, agreement or arrangement (including any contract, agreement or arrangement relating to any transaction or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such contract, agreement or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s financial statements or other Company SEC Documents.

(f) Each document required to be filed by the Company with the SEC in connection with the Offer (the “Company Disclosure Documents”) (including the Schedule 14D-9), and any amendments or supplements thereto, when filed, distributed or otherwise disseminated to the Company’s stockholders, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Company Disclosure Documents, at the time of the filing of such Company Disclosure Documents or any supplement or amendment thereto with the SEC and at the time such Company Disclosure Documents or any supplements or amendments thereto are first distributed or otherwise disseminated to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(g) None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in the Schedule TO and the Offer Documents, at the time of the filing of the Schedule TO and at the time of any distribution or dissemination of the Offer Documents, respectively, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Company Disclosure Documents.

4.5. Title to Assets, etc. Except as would not reasonably be expected to have a Company Material Adverse Effect, each of the Company and its Subsidiaries has good and valid title to, or a valid leasehold interest in or valid license to, each of its assets and properties reflected in the consolidated financial statements included in the Company SEC Documents or that are material to its business as conducted as of the date of this Agreement (the “Assets”), in each case, free and clear of any Lien, except for Permitted Liens.

4.6. Intellectual Property.

(a) Section 4.6(a) of the Company Disclosure Letter contains a list of all the material registered Intellectual Property owned by the Company or any of the Subsidiaries. Except as would not reasonably be likely, either individually or in the aggregate, to have a Company Material Adverse Effect: (i) the Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens other than any Permitted Liens), all Intellectual Property necessary for the conduct of its business as currently conducted; (ii) (A) the use of any Intellectual Property by the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person, and (B) no person has asserted to the Company in writing that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person; (iii) no person is challenging, infringing on or otherwise violating any right of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by the Company or its Subsidiaries; (iv) neither the Company nor any Subsidiary of the Company has received any written notice of any pending claim with respect to any Intellectual Property owned by the Company or any Subsidiary of the Company; (v) the Company and its Subsidiaries have taken commercially reasonable actions necessary to maintain, protect, and enforce all of the material trade secrets and confidential information owned by the Company or any Company Subsidiary; (vi) to the Company’s Knowledge, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of the Company and its Subsidiaries; (vii) to the Company’s Knowledge, the information technology networks controlled by and material to the operation of the business of the Company and its Subsidiaries are reasonably adequate for, and operate and perform in all material respects as required in connection with the conduct of the business of the Company and its Subsidiaries as currently conducted; and (viii) neither the Company nor any of its Subsidiaries is obligated to provide to any Person the source code for any material Company Software, and none of the source code for any material Company Software is in escrow or under any obligation to be deposited in escrow.

(b) The Company has implemented commercially reasonable disclosures, policies and procedures with respect to the collection, compilation, use, disclosure, processing, sharing, security, disposal, transfer, protection and storage of Personal Information that comply in all material respects with applicable Privacy Laws. To the Company’s Knowledge, no privacy policy of the Company or its Subsidiaries in effect at any time during the prior three years has been materially inaccurate, misleading or deceptive. The Company and its Subsidiaries have been in compliance in all material respects with all of their privacy policies in effect at any time during the prior three years, all applicable Privacy Laws, all contractual obligations concerning sharing or protecting Personal Information and all material contractual obligations concerning Personal Information, data privacy and data security. In the last five years, to the Company’s Knowledge, there have been no data breaches involving unauthorized disclosures of Personal Information to any third parties. The Company and its Subsidiaries (i) have not received written notice of any claims; (ii) to the Company’s Knowledge, have not been charged with the violation of any applicable Privacy Laws or, (iii) to the Company’s Knowledge, have not been or is not currently under investigation with respect to any violation of any applicable Privacy Laws or applicable privacy policies. The Company and its Subsidiaries have commercially reasonable safeguards in place to protect Personal Information in their possession or control from unauthorized access and has contractually obligated all third parties who process or store Personal Information on the Company’s behalf to do the same.

4.7. Contracts.

(a) Section 4.7(a) of the Company Disclosure Letter contains an accurate and complete list, as of the date of this Agreement, of all contracts, agreements, commitments, arrangements and other instruments, in each case, other than any Company Benefit Plan, in effect as of the date hereof, of the following types to which the Company or any of its Subsidiaries is a party or bound or to which any of the Assets is subject (whether or not actually listed in Section 4.7(a) of the Company Disclosure Letter, the “Material Contracts”):

(i) any Contract that is filed by the Company as a material contract pursuant to Item 601(b)(10) of Regulation S-K of the SEC;

(ii) any Contract with an ISO, sales representative, sales agent, referral partner or sub-agent pursuant to which the Company or any of its Subsidiaries generated two hundred and fifty thousand dollars ($250,000) or more in the twelve month period ended December 31, 2016;

(iii) any Contract that is binding upon the Company or any of its Subsidiaries or that would be binding upon Parent or any of its Affiliates (other than the Company and its Subsidiaries) that (A) contains covenants of the Company or any of its Affiliates that impose any material restrictions on the right of the Company or any of its Affiliates to compete in any line of business, market or geographical area or that materially limits its ability to compete with any Person, or (B) is material to the Company or any of its Affiliates and contains exclusive dealing, most favored nations, minimum purchase requirements or right of first refusal clauses;

(iv) any agreement or series of related agreements, including any option agreement, providing for the acquisition or disposition, directly or indirectly, of any business, capital stock or material assets or any real property (whether by merger, sale of stock, sale of assets or otherwise);

(v) any agreement relating to any interest rate, foreign exchange, derivatives or hedging transaction;

(vi) any agreement relating to indebtedness of the Company and any of its Subsidiaries, or the guarantee thereof;

(vii) any Contracts governing the provision or development of any material information technology services or Intellectual Property, by or to the Company or any of its Subsidiaries or pursuant to which the Company or any of its Subsidiaries grants to any Person or is granted by any Person any license, sublicense, right, consent or non-assertion or other right under or with respect to any Intellectual Property, in each case, to the extent material to their respective businesses (other than “shrink-wrap,” “click-wrap” or “web-wrap” licenses in respect of commercially available software or services);

(viii) any Contract relating to any acquisition or divestiture that contains any indemnification rights or obligations under which the Company or any of its Subsidiaries would reasonably be expected to incur any material liability, or credit support relating to such indemnification rights or obligations, or any earn-out, contingent payment or similar obligations;

(ix) each Contract to which the Company or any of its Subsidiaries is a party pursuant to which the Company or any of its Subsidiaries has continuing indemnification, guarantee, royalty payments, achievement of results payments (for the avoidance of doubt, excluding referral payments, commission payments or other like payments under agreements with any ISOs, sales representatives, sales agents, referral partners or the like), milestone payments, “earn-out” or other contingent payment obligations (other than indemnification or performance guarantee obligations provided for in the ordinary course of business), in each case that could result in payments in excess of fifty thousand dollars ($50,000) per year;

(x) all agreements that prohibit the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, prohibit the pledging of the capital stock of the Company or any of its Subsidiaries or prohibit the issuance of guarantees by the Company or any of its Subsidiaries;

(xi) any (A) agreement to which the Company or any of its Subsidiaries is subject as of the date hereof that is a settlement or similar agreement (1) with any Governmental Authority, (2) that binds the Company or any of its Subsidiaries to any conduct or equitable relief or (3) that requires the Company or any of its Subsidiaries to pay an amount of money in excess of one hundred thousand dollars ($100,000) that has not been completely paid as of the date of this Agreement or (B)

Order or consent of a Governmental Authority to which the Company or any of its Subsidiaries is subject, involving material performance by the Company or any of its Subsidiaries after the date of this Agreement;

(xii) any agreement pursuant to which the Company or any of its Subsidiaries has an obligation to make an investment in or loan to any other Person;

(xiii) any Bank Sponsorship Agreement;

(xiv) each Contract to which the Company or any of its Subsidiaries is a party that obligates the Company or any of its Subsidiaries to make any capital commitment, loan or expenditure, in an amount in excess of two hundred fifty thousand dollars ($250,000) per year or one million dollars ($1,000,000) in the aggregate;

(xv) other than the Warrants, each Contract (other than a Company Benefit Plan) that requires or permits the Company, or any successor thereto or acquirer thereof, to make any material payment to another person as a result of a change of control of the Company (a “Change of Control Payment”) or gives another Person a right to receive or elect to receive a Change of Control Payment;

(xvi) any Contract pursuant to which the Company or any of its Subsidiaries provides services to customers and which generated revenues to the Company or any of its Subsidiaries of one hundred fifty thousand dollars ($150,000) or more in the twelve month period ended December 31, 2016;

(xvii) agreements with third party vendors (for the avoidance of doubt, not including agreements with any ISOs, sales representatives, sales agents, referral partners or the like) expected to result in payments of in excess of one hundred thousand dollars ($100,000) by the Company or its Subsidiaries in any twelve month period following the date of the Agreement;

(xviii) any collective bargaining agreement;

(xix) any partnership, equity joint venture, limited liability company or other similar agreements or arrangements (including any material agreement providing for joint research, development or marketing); and

(xx) each Contract with or binding upon the Company or any of its properties or assets agreed since January 1, 2016 that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

(b) Except as would not be reasonably expected to have a Company Material Adverse Effect, each Material Contract is a valid and binding agreement of the Company or one or more of its Subsidiaries, on the one hand, and to the Knowledge of the Company, each other party thereto, on the other hand, and is in full force and effect, and none of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, is in default or breach in any material respect under (or is alleged to be in default or breach in any material respect under) the terms of, or has provided or received any written notice of any intention to terminate, any such Material Contract and no event or circumstance has occurred that, with or without notice or lapse of time or both, would constitute a material default thereunder or result in or give any Person a right of acceleration or early termination thereof. The Company has made available to Parent and the Merger Subs a true and complete copy of each Material Contract (including all material modifications and amendments thereto and written waivers thereunder as of the date hereof) or, if applicable, form of Material Contract.

4.8. Insurance. Except as would not reasonably be expected to have, a Company Material Adverse Effect, the Company maintains insurance with insurers in such amounts and against such risks as the management of the Company has in good faith determined to be prudent and appropriate, all material insurance policies maintained by or for the benefit of the Company or any of its Subsidiaries, the Assets or otherwise covering the business of the Company and its Subsidiaries are in full force and effect in accordance with their terms and, to the Knowledge of the Company, no written notice of cancelation or non-renewal of such policies has been received, and there is no existing breach, default or event which, with or without notice or the lapse of time or both, would constitute a breach or default or permit termination or modification of any such policies.

4.9. Employees and Employee Benefit Plans.

(a) Section 4.9 of the Company Disclosure Letter lists each material Company Benefit Plan. With respect to each material Company Benefit Plan, a copy of each of the following documents, and all amendments and modifications to such documents, has been made available to Parent: (i) the written document evidencing such Company Benefit Plan or, with respect to any such plan that is not in writing, a written description of the material terms thereof, and all amendments, modifications or material supplements to such Company Benefit Plan, (ii) the annual report (Form 5500), if any, filed with the U.S. Internal Revenue Service (“IRS”) for the last plan year, (iii) the most recently received IRS determination letter, if any, relating to such Company Benefit Plan, (iv) the most recent actuarial report and/or financial statement, if any, relating to such Company Benefit Plan, and (v) any related trust agreements, annuity contracts, insurance contracts or documents of any other funding arrangements. No Company Benefit Plan is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside of the United States.

(b) Except as would not reasonably be expected to have a Company Material Adverse Effect: (i) all Company Benefit Plans comply and have been operated in accordance with their terms and the requirements of Law applicable thereto; and (ii) there are no actions, suits or claims (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened, involving any Company Benefit Plan.

(c) Except as would not reasonably be expected to result in a material liability to the Company or its Subsidiaries, (i) each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code is the subject of a favorable determination letter or opinion letter from the IRS, and, to the Knowledge of the Company, there are no existing circumstances or events that would reasonably be expected to adversely affect the qualified status of each such Company Benefit Plan; (ii) no Company Benefit Plan is under audit or is the subject of an audit, investigation or other administrative proceeding by the IRS, the Department of Labor, or any other Governmental Authority, nor is any such audit, investigation or other administrative proceeding, to the Knowledge of the Company, threatened; and (iii) all contributions, reimbursements, premium payments and other payments required to have been made under or with respect to each Company Benefit Plan as of or prior to the date hereof have been made or accrued (as applicable) on a timely basis in accordance with applicable Law.

(d) Neither the Company nor any of its ERISA Affiliate, during the six (6) years prior to the date hereof, has maintained, contributed to, been required to contribute to (i) any plan subject to Section 302 or Title IV of ERISA or Section 412 or 4971 of the Code, or (ii) any Multiemployer Plan.

(e) Neither the Company nor any of its Subsidiaries has any liability under any Company Benefit Plan or otherwise for providing post-retirement health, medical and life insurance benefits for retired, former or current employees, other than statutory liability for providing group health plan continuation coverage under Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code or applicable Law at the sole expense of such employee.

(f) Except as expressly provided under this Agreement or as required by applicable Law, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions will not (alone or in combination with any other event): (i) entitle any current or former employee, officer or director of the Company or any of its Subsidiaries to severance pay or any other payment, (ii) result in any payment becoming due, accelerate the time of payment or vesting of benefits or increase the amount of compensation due to any such employee, officer or director, (iii) result in any forgiveness of indebtedness of any such employee, officer or director or trigger any funding obligation under any Company Benefit Plan, or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (within the meaning of Section 280G of the Code) that would reasonably be expected to, individually or in combination with any other such payment, constitute an “excess parachute payment” (within the meaning of Section 280G(b)(1) of the Code). The Company maintains no obligations to gross-up or reimburse any individual for any Tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.

(g) Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any collective bargaining agreement or other labor contract and there are no labor unions representing any employees employed by the Company or any of its Subsidiaries. Except as would not reasonably be expected to have a Company Material Adverse Effect, since February 19, 2015, there has not occurred and, to the Knowledge of the Company, there is not threatened, (i) any strike, slowdown, picketing, or work stoppage by, or lockout of, or to the Knowledge of the Company, union organizing campaign with respect to, any employees of the Company or any of its Subsidiaries, (ii) any proceeding or suit against the Company or any of its Subsidiaries relating to the alleged violation of any Laws pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission, or any comparable Governmental Authority, or (iii) any application for certification of a collective bargaining agent seeking to represent any employees of the Company or any of its Subsidiaries.

(h) Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries is in compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, applicant and employee background checking, immigration, workers’ compensation, occupational safety and health requirements, plant closings, wages and hours, worker classification, withholding of Taxes, employment discrimination, disability rights or benefits, equal opportunity, labor relations, employee leave issues and unemployment insurance and related matters.

(i) This Section 4.9 contains the sole and exclusive representations and warranties of the Company with respect to employee benefits and labor laws.

4.10. Taxes. Except as would not reasonably be expected to have a Company Material Adverse Effect:

(a) All Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account extensions) and all such Tax Returns are true, complete and correct.

(b) All Taxes due and payable by or with respect to the Company or any of its Subsidiaries (whether or not shown on a Tax Return) have been timely paid, except for Taxes for which adequate reserves have been established on the financial statements of the Company in accordance with GAAP.

(c) There are no Liens for Taxes upon any assets of the Company or any of its Subsidiaries other than Permitted Liens.

(d) Each of the Company and its Subsidiaries has complied in all respects with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements), including with respect to payments made to any employee, independent contractor, creditor, stockholder or other third party, and has timely collected, deducted or withheld and paid over to the appropriate Taxing Authority all amounts required to be so collected, deducted or withheld and paid over in accordance with applicable Laws.

(e) There are no Tax Proceedings with respect to Taxes or Tax Returns of the Company or any of its Subsidiaries pending or threatened in writing. No Taxing Authority has asserted in writing any deficiency or claim with respect to Taxes or any adjustment to Taxes against the Company or any of its Subsidiaries with respect to any taxable period for which the period of assessment or collection remains open and that has not been finally settled. In the last three (3) years, no jurisdiction in which the Company or any of its Subsidiaries has not filed an income or franchise Tax Return has asserted in writing that such entity is required to file such Tax Return in such jurisdiction.

(f) Neither the Company nor any of its Subsidiaries (i) has received or applied for a Tax ruling or entered into a “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law), in each case, that would be binding upon the Company or any of its Subsidiaries after the Closing Date, (ii) is or has been a member of any affiliated, consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group the common parent of which is or was the Company or any Subsidiary of the Company), (iii) is a party to, bound by, or obligated under any Tax sharing, allocation, indemnity or similar agreement or arrangement (other than (x) any such agreement or arrangement that is solely between or among the Company and/or any of its Subsidiaries, or (y) customary provisions in commercial arrangements entered into in the ordinary course of its business and the primary purpose of which arrangement is not related to Taxes), or (iv) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor.

(g) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) (or any similar provision of state, local or foreign Law).

(h) In the last two (2) years, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(i) The merger of FTS Holding Corporation with and into FinTech Merger Sub, Inc. pursuant to the Agreement and Plan of Merger by and among Fintech Acquisition Corp., FinTech Merger Sub, Inc. and FTS Holding Corporation dated as of March 7, 2016, as amended, qualified as a “reorganization” within the meaning of Section 368(a) of the Code.

Notwithstanding any other provision of this Agreement, it is agreed and understood that no representation or warranty is made by the Company in this Agreement with respect to Taxes, other than the representations in Section 4.4, Section 4.9 and this Section 4.10.

4.11. Litigation. Except as would not reasonably be expected to have a Company Material Adverse Effect or a material and adverse effect on the Company’s ability to timely consummate the Transactions, (a) none of the Company, its Subsidiaries or the Assets is subject to any outstanding or unsatisfied Order, (b) there is no investigation, charge, complaint, claim, action, suit, arbitration, prosecution, proceeding, hearing or, to the Knowledge of the Company, inquiry or investigation, of any nature (civil, criminal, regulatory or otherwise) in Law or in equity (“Litigation”), of, before or in any, Governmental Authority, court or quasi-judicial or administrative agency or official of any federal, state, local or foreign jurisdiction, arbitrator or mediator, pending, or, to the Knowledge of the Company, threatened against or affecting any of the Company, its Subsidiaries or the Assets and (c) as of the date hereof, there is no Litigation involving the Company, any of its Subsidiaries or the Assets, pending or, to the Knowledge of the Company, threatened, which questions or challenges (i) the validity of this Agreement, or (ii) any action taken or to be taken by the Company or any of its Subsidiaries pursuant to this Agreement or in connection with the Transactions.

4.12. Regulatory Matters.

(a) Compliance with Laws; Permits. Except with respect to matters that are the subject of Section 4.9, Section 4.10, Section 4.13 or Section 4.15 or as would not reasonably be expected to have a Company Material Adverse Effect, since February 19, 2015 (i) each of the Company and its Subsidiaries has been and is in compliance with all applicable laws, statutes, Orders, codes, rules, regulations, requirements and binding directives of any Governmental Authority, association rules and regulations, network rules and regulations, guidelines and regulations of NACHA (collectively, “Laws”), (ii) neither the Company nor any of its Subsidiaries has violated or is in violation of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), or is in violation of any similar anticorruption Law, (iii) all approvals, permits, franchises, grants, licenses, easements, variances, consents, certificates, clearances, permissions, qualifications, registrations, orders, exceptions, exemptions and similar authorizations of all Governmental Authorities (collectively, “Permits”) needed for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on their business as they are now conducted have been obtained by them and are valid and in full force and effect, (iv) all fees and charges with respect to such Permits as of the date hereof have been paid in full, (v) Section 4.12(a) of the Company Disclosure Letter lists all current Permits issued to the Company and its Subsidiaries, (vi) no event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit set forth in Section 4.12(a) of the Company Disclosure Letter and (vii) none of the Permits of the Company or its Subsidiaries are reasonably anticipated be terminated or impaired or become terminable, in whole or in part, as a result of the Transactions.

(b) Registered ISO; Card Association Compliance.

(i) CardConnect, LLC is registered in an appropriate capacity by a member of, and is in good standing with, those payment card networks (the “Card Associations”) required to operate the business of the Company and its Subsidiaries (collectively, the “Card Association Registrations”). The Card Association Registrations are in full force and effect. No additional registration or qualification with any Card Association or any member bank of such Card Association (each, a “Member Bank”) is required to operate the business of the Company and its Subsidiaries. Except for the Card Association Registrations, the operating of the business of the Company and its Subsidiaries does not require any such business to be registered with the Card Associations as a third-party agent, third-party processor other type of entity, whether with a particular Member Bank or otherwise. All of the services that the Company and its Subsidiaries provide to customers are of the type authorized to be provided by the Company and its Subsidiaries pursuant to the Card Association Registrations.

(ii) Each of the Company and its Subsidiaries has complied with and is in compliance with, in all material respects, all requirements of the Card Associations applicable to their respective businesses, including the applicable bylaws, manuals, operating rules, mandates and identification standards, and any other rules, regulations, policies and procedures promulgated by such Card Associations, in each case as may be in effect from time to time (collectively, “Network Rules”). None of the Company or its Subsidiaries has received notice of any actual or alleged violation of any Network Rules.

To the Knowledge of the Company, none of the Merchants, Referral Partners or ISOs of any of the Company and its Subsidiaries have failed to comply with the Network Rules in such a way that it would cause any of the Company and its Subsidiaries to incur any material fee, fine or liability to the Card Associations, any Member Bank of such Card Associations or the applicable processor.

(iii) Each of the Company’s or its Subsidiaries’ ISOs or Referral Partners acting on behalf of the Company or any of its Subsidiaries either (A) is not required to be registered with the Card Associations in order to perform its obligations under any agreement with any of the Company or any of its Subsidiaries, (B) is required to be registered with the Card Associations and is so registered as of the date of this Agreement or (C) is required to be registered with the Card Associations but is not so registered as of the date of this Agreement and the failure to be registered does not have a material impact on the Company’s operations.

(iv) Each the Company and its Subsidiaries uses commercially reasonable efforts to ensure that all of its Merchants, ISOs, Referral Partners and other business relationships are and have been in material compliance with all Network Rules and all applicable Laws, including by monitoring such Merchants, ISOs, Referral Partners and other business relationships from time to time.

4.13. Environmental Matters. Except as would not reasonably be expected to have a Company Material Adverse Effect:

(a) the Company and its Subsidiaries are, and for the past five (5) years have been, in compliance and, within the applicable statutes of limitation, have complied with all Environmental Laws, including the possession of all Permits required under Environmental Laws to operate all facilities owned, operated or leased and the business as conducted, and the compliance with their terms and conditions;

(b) neither the Company nor any of its Subsidiaries (i) is party to any pending Litigation under any Environmental Law, and to the Knowledge of the Company, no such Litigation is threatened or (ii) is subject to any judgment, decree, order or similar requirement, relating to any Environmental Law; and

(c) there has been no Release or threatened Release at, on, in or under any property currently or, to the Knowledge of the Company, formerly owned, leased or operated by the Company or any of its Subsidiaries that would reasonably be expected to result in Liability to the Company or any of its Subsidiaries and there are no facts, circumstances or conditions that could reasonably be expected to result in the imposition of any other liability upon the Company or any of its Subsidiaries under any Environmental Law.

(d) This Section 4.13 contains the sole and exclusive representations and warranties of the Company with respect to any environmental matters, including, without limitation, any arising under any Environmental Laws.

4.14. Absence of Changes. Except with respect to the Transactions or as required or permitted by this Agreement, since the Balance Sheet Date, the Company and its Subsidiaries

have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice. Since the Balance Sheet Date, there has not been any change, event, effect, development or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a material adverse effect on the Company’s ability to timely consummate the Transactions. Since the Balance Sheet Date, the Company has not taken any action that would have required Parent’s consent under Sections 6.2(b), 6.2(e), 6.2(g), 6.2(i), 6.2(k), 6.2(q), 6.2(s) had such action or event occurred after the date of this Agreement.

4.15. Real Property.

(a) Leased Real Property. Each material Lease is a valid and binding agreement of the Company or one or more of its Subsidiaries, on the one hand, and to the Knowledge of the Company, each other party thereto, on the other hand, and is in full force and effect, the Company or the applicable Subsidiary of the Company party to the respective material Lease pertaining to the Company’s material Leased Real Property has good and valid title to the leasehold estate under such material Leases free and clear of any Liens other than Permitted Liens and none of the Company nor any of its Subsidiaries is in default under any such material Lease. Neither the Company nor any of its Subsidiaries is a lessor, sublessor or grantor under any lease, sublease or other instrument granting to another Person any right to the possession, lease, occupancy or enjoyment of the Leased Real Property or the Owned Real Property with annual rental payments in excess of five hundred thousand dollars ($500,000).

(b) Owned Real Property. The Company and its Subsidiaries do not have any Owned Real Property.

4.16. Related Party Transactions. As of the date of this Agreement, there are no outstanding amounts payable to or receivable from, or advances by the Company or any of its Subsidiaries to, and neither the Company nor any of its Subsidiaries is otherwise a creditor or debtor to, or party to any Contract or transaction with, any holder of five percent (5%) or more of the shares of Common Stock or any present or former director, officer, employee or Affiliate of the Company or any of its Subsidiaries, or to any “immediate family member” (within the meaning of Item 404 of Regulation S-K promulgated by the SEC) of any of the foregoing, or has engaged in any transaction with any of the foregoing within the 12 months preceding the date of this Agreement, except for employment or compensation agreements or arrangements with directors, officers and employees made in the ordinary course consistent with past practice.

4.17. Brokers and Finders. There is no investment banker, broker or finder retained by or authorized to act on behalf of the Company, any of its Subsidiaries or any of the Company’s stockholders or Affiliates who might be entitled to any fee, commission or reimbursement of expenses from the Company or any of its Subsidiaries in connection with the Transactions, other than Financial Technology Partners LP and FTP Securities LLC (the “Company Financial Advisor”). The Company has made available to Parent a true, correct and complete copy of any engagement letter or other Contract between the Company and the Company Financial Advisor relating to the Merger and the other Transactions.

4.18. Opinions of Financial Advisor. The Company Board has received an opinion of FTP Securities LLC, dated as of the date of this Agreement and to the effect that, as of the date of such opinion and based on and subject to the various assumptions, qualifications, limitations and matters set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of the Common Stock (other than Parent, Merger Sub and their respective Affiliates). Within twenty-four (24) hours following the execution of this Agreement, the Company shall make available to Parent a complete and accurate copy of such opinion of the Company Financial Advisor for informational purposes only.

4.19. No Additional Representations. The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in Article V (a) Parent does not make, or has not made, any representations or warranties relating to itself, Merger Sub or its businesses or otherwise in connection with the Transactions and the Company is not relying on any representation or warranty except for those expressly set forth in this Agreement, (b) no person has been authorized by Parent to make any representation or warranty relating to themselves or their business or otherwise in connection with the Transactions, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by such party, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Company or any of its representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in Article V. Notwithstanding the foregoing, nothing in this Section 4.19 is intended or shall be deemed to have the effect of eliminating, limiting or restricting in any way any Person’s rights or remedies in the event of fraud.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the Parent SEC Documents filed with, or furnished to, the SEC prior to the date that is two Business Days prior to the date hereof (without giving effect to any amendment to any such Parent SEC Document filed on or after the date that is two Business Days prior to the date of this Agreement) (excluding any disclosures set forth in any such Parent SEC Document in any risk factor section, any forward-looking disclosure or any other statements that are similarly predictive or primarily cautionary in nature other than historical facts included therein), Parent and Merger Sub jointly and severally represent and warrant to the Company that:

5.1. Due Incorporation; Capitalization.

(a) Each of Parent and Merger Sub is duly organized, validly existing and, where such concept is applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization.

(b) Each of the Parent and Merger Sub has all requisite power and authority to (i) conduct its businesses in the manner in which its businesses are currently being conducted and (ii) own and use its assets in the manner in which its assets are currently owned and used. Each of Parent and Merger Sub is duly qualified or licensed to do business in each jurisdiction in which the ownership or leasing of its property or the conduct of its business requires such qualification and/or licensing, except where any failure to be so qualified would not reasonably be expected to have a Parent Material Adverse Effect. Parent is not in violation of any provision of its Organizational Documents, except where any such violation would not reasonably be expected to have a Parent Material Adverse Effect. All of the issued and outstanding equity interests of Merger Sub are owned directly by Parent free and clear of Liens of any kind, other than Parent Permitted Liens.

5.2. Due Authorization.

(a) Each of Parent and Merger Sub has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the Transactions.

(b) The execution, delivery and performance by each of Parent and Merger Sub of this Agreement, and the consummation by Parent and Merger Sub of the applicable Transactions, including the Merger, have been duly and validly approved by the unanimous vote of a duly authorized committee of the board of directors of Parent and the board of directors of Merger Sub and, immediately following execution and delivery of this Agreement, will be adopted by Parent as the sole stockholder of Merger Sub, and no other corporate actions or proceedings on the part of Parent or Merger Sub or their respective stockholders shall be necessary to authorize this Agreement and the Transactions.

(c) Each of Parent and Merger Sub has duly and validly executed and delivered this Agreement. Assuming the due authorization, execution and delivery hereof by the Company, this Agreement constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against them in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization or similar Laws now or hereafter in effect which affect the enforcement of creditors’ rights generally and by rules of Law governing specific performance, injunctive relief and equitable principles.

5.3. Consents and Approvals; No Violations. Except for in connection with or in compliance with (I) filings under Section 3.3, (II) filings under the HSR Act, (III) the applicable requirements of the Securities Act, the Exchange Act and state securities takeover and “blue sky” laws, as may be required in connection with the Merger and (IV) the rules and regulations of, and any filings with and approvals of the New York Stock Exchange, the execution, delivery and performance by Parent and the Merger Sub of this Agreement and the consummation of the Transactions will not (i) violate any Law applicable to Parent or any of its Subsidiaries or by which any of their respective properties or assets are bound or affected; (ii) require any notification to or filing or registration by Parent or any of its Subsidiaries with, or consent or approval with respect to Parent or any of its Subsidiaries of, or other action by, any Governmental Authority; (iii) violate or conflict with any provision of the Organizational Documents of Parent or Parent’s Subsidiaries; (iv) require any consent of or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit termination, cancelation, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of any

Contract to which Parent or a Merger Sub is a party or by which Parent or a Merger Sub or any of their assets or properties is bound or any Permit affecting the assets or business of Parent or a Merger Sub; or (v) result in the creation or imposition of any Lien other than Parent Permitted Liens on any properties or assets of Parent or any of its Subsidiaries, except, in the case of each of clauses (i), (iii), (iv) and (v) as would not have, and would not be reasonably expected to have a Parent Material Adverse Effect.

5.4. Operations of Merger Sub. Merger Sub was formed specifically for the Transactions and has conducted no operations and incurred no obligations other than those incident to its formation and in connection with the Transactions.

5.5. Litigation. Except as would not reasonably be expected to have a Parent Material Adverse Effect, (a) none of Parent, its Subsidiaries or any of their material assets is subject to any outstanding or unsatisfied Order, (b) there is no Litigation of, before or in any, Governmental Authority, court or quasi-judicial or administrative agency or official of any federal, state, local or foreign jurisdiction, arbitrator or mediator, pending, or, to the Knowledge of Parent, threatened against or affecting any of Parent, its Subsidiaries or their material assets, (c) there are no settlements or similar written agreements with any Governmental Authority affecting any of Parent, its Subsidiaries or their material assets and (d) as of the date hereof, there is no Litigation involving Parent, its Subsidiaries or their material assets, pending or, to the Knowledge of Parent, threatened, which questions or challenges (i) the validity of this Agreement, or (ii) any action taken or to be taken by Parent or any of its Subsidiaries pursuant to this Agreement or in connection with the Transactions.

5.6. Absence of Changes. Since March 31, 2017, there has not been any change, event, fact, effect, condition, development or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.7. Financing. Parent has, and on the Closing Date will have, immediately available, unrestricted cash, available lines of credit or other sources of immediately available, unrestricted funds to enable it to make payment of (a) the aggregate Merger Consideration, (b) the amounts required to effect the Series A Redemption, Series A Liquidation and the Alternative Issuance, (c) the amounts owed with respect to the Company Equity Awards after effecting the transactions contemplated in Section 3.7(e), (d) the amounts necessary to repay any indebtedness of the Company to be repaid, redeemed, discharged or refinanced in connection with the Closing and (e) all fees and expenses related to the foregoing.

5.8. Brokers and Finders. There is no investment banker, broker or finder retained by or authorized to act on behalf of Parent, any of its Subsidiaries or any of Parent’s stockholders or Affiliates who might be entitled to any fee, commission or reimbursement of expenses from Parent or any of its Subsidiaries in connection with the Transactions, other than any such fees, commissions or reimbursements due solely from Parent.

5.9. No Additional Representations. Parent and Merger Sub acknowledge and agree that, except for the representations and warranties expressly set forth in Article IV (a) the Company does not make, or has not made, any representations or warranties relating to itself or its businesses or otherwise in connection with the Transactions and Parent and Merger Sub are not relying on any representation or warranty except for those expressly set forth in this Agreement, (b) no person has been authorized by the Company to make any representation or warranty relating to themselves or their business or otherwise in connection with the Transactions, and if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by such party, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent or Merger Sub or any of its representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in Article IV. Notwithstanding the foregoing, nothing in this Section 5.9 is intended or shall be deemed to have the effect of eliminating, limiting or restricting in any way any Person’s rights or remedies in the event of fraud.

ARTICLE VI

COVENANTS AND AGREEMENTS

6.1. Access to Information and Facilities.

(a) From the date of this Agreement until the earlier of the Offer Acceptance Time or the date this Agreement is terminated (the “Interim Period”), subject to Section 6.1(b) and Section 6.1(c), the Company shall, and shall cause its Subsidiaries to, give Parent and its Representatives, upon reasonable notice, reasonable access during normal business hours to the books and records (including personnel records), real property, offices and facilities of the Company and its Subsidiaries, and, during such normal business hours in the Interim Period, the Company shall, and shall cause its Subsidiaries to, make the officers and employees of the Company and its Subsidiaries available to Parent and its Representatives and to furnish to Parent all financial, operating and other data and information, in each case, (i) as Parent shall from time to time reasonably request, and (ii) to the extent that such access and disclosure would not obligate the Company or any of its Subsidiaries to take any actions that would unreasonably interfere with the normal course of their businesses; provided that this Section 6.1 does not authorize environmental testing or sampling of the Leased Real Property or Owned Real Property.

(b) Nothing in Section 6.1(a) shall require the Company to provide access or to disclose any information to the other party or its Representatives if such access or disclosure would be in violation of applicable Laws or binding agreements entered into by the Company or its Subsidiaries prior to the date of this Agreement or would reasonably be expected to result in a loss or impairment of the protection of any attorney-client or work product privilege (provided that the Company or Parent, as the case may be, uses its commercially reasonable efforts to make alternative arrangements to provide such access or disclosure in a way that does not violate applicable Laws or binding agreements or would not result in the loss or impairment of such privilege). If any of the information or material furnished pursuant to Section 6.1(a) includes material or information subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened Litigation or governmental investigations, each party hereto understands and agrees that the parties hereto have a commonality of interest with respect to such matters and it is the desire, intention and mutual understanding of the parties hereto that the sharing of such material or information is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or information or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information provided by the Company that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement and the joint defense doctrine.

(c) All such information provided by the Company shall be held in confidence to the extent required by, and in accordance with, the terms of the Confidentiality Agreement, which Confidentiality Agreement will remain in full force and effect.

(d) For the avoidance of doubt, the Company may designate any information described in this Section 6.1 (or elsewhere in this Agreement) as competitively sensitive materials and as “outside counsel only” or “outside accounting firm only” and such materials and the information contained therein shall be given only to the recipient’s outside counsel or accounting firm, as the case may be, and will not be disclosed by such outside counsel or accounting firm to employees, officers, or directors of the recipient without the advance written consent of any member of the Company.

(e) No such investigation as described in this Section 6.1 by Company shall affect the representations and warranties of any party hereto.

6.2. Preservation of Company Business. During the Interim Period, other than (i) as required, expressly permitted or contemplated by this Agreement, (ii) with the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned), (iii) as required by applicable Law or written agreement entered into prior to the date of this Agreement to which Parent or any Parent Subsidiary is a party or is legally bound or (iv) as set forth in Section 6.2 of the Company Disclosure Letter, the Company shall, and shall cause its Subsidiaries to, conduct its operations in the ordinary course of business and consistent with past practice in all material respects, and shall use commercially reasonable efforts to preserve intact in all material respects their businesses and the Assets, and to preserve intact their relationships with bank sponsors, customers and others having business dealings with them; provided that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any other provisions of this Section 6.2 shall be deemed a breach of this sentence, unless such action would constitute a breach of such other provision. The Company shall not, and shall cause its Subsidiaries not to, other than (w) as otherwise required, expressly permitted or contemplated by this Agreement, (x) with the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned), (y) as required by applicable Law or written agreement entered into prior to the date of this Agreement to which the Company or any Company Subsidiary is a party or is legally bound or (z) as set forth in Section 6.2 of the Company Disclosure Letter:

(a) amend their respective Organizational Documents;

(b) sell, lease, transfer, license, assign or otherwise dispose of any Asset having a value in excess of one hundred thousand dollars ($100,000) individually or five hundred thousand dollars ($500,000) in the aggregate, other than transactions among the

Company and its Subsidiaries or solely among the Company’s Subsidiaries or licenses with respect to trademarks and software in the ordinary course of business consistent with past practice;

(c) except as required by applicable Law or as required under the terms of any collective bargaining agreement or Company Benefit Plan, (i) increase the compensation or employee benefits payable or to become payable to any current or former employee, director or individual independent contractor of the Company or any of its Subsidiaries, other than with respect to customary and ordinary course of business, consistent with past practice, (A) adjustments to base salaries or base wages and (B) annual bonus payments, (ii) grant, accelerate, or modify the period of exercisability or vesting of, any Company Equity Award, (iii) establish, adopt, enter into or amend any collective bargaining agreement, or any other contract or work rule or practice with any labor union, labor organization or works council, or recognize any union or other labor organization as a representative of any employee of the Company or its Subsidiaries, (iv) other than in the ordinary course of business, hire or terminate (other than for cause) any employee or individual independent contractor whose annualized cash compensation is greater than one hundred twenty-five thousand dollars ($125,000), (v) establish, adopt, enter into, materially amend or terminate any Company Benefit Plan (other than employment agreements terminated for cause), (vi) grant any severance or termination pay to, or enter into any severance agreement with, any of its directors, officers, employees or individual independent contractors, or (vii) fund (or agree to fund) any rabbi trust;

(d) issue, deliver, sell, pledge, dispose of, grant, award or encumber (or authorize the issuance, delivery, sale, pledge, disposition of, grant, award or encumbrance), any shares of capital stock, ownership interests or voting securities, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares of capital stock, any other ownership interests or any voting securities (including restricted stock, stock appreciation rights, phantom stock or similar instruments), of the Company or any of its Subsidiaries (except (i) for the issuance of shares of Common Stock upon the exercise, vesting or settlement of Company Equity Awards or exercise of Warrants outstanding as of the date hereof and consistent with the terms of such Company Equity Awards or Warrants, (ii) for any issuance, sale or disposition to the Company or a wholly owned Subsidiary of the Company by any Subsidiary of the Company or (iii) Liens securing obligations under the Existing Credit Facility) or enter into any agreement, understanding or arrangement with respect to the sale of capital stock or any other ownership interest or any voting securities;

(e) reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any shares of capital stock of the Company (except (i) for the acquisition of shares of Common Stock tendered in connection with a cashless exercise of Company Options or Warrants outstanding as of the date hereof or in order to pay Taxes in connection with the exercise of Company Options outstanding as of the date hereof pursuant to the terms of the applicable Company Equity Plan or award agreement, (ii) shares of Common Stock withheld in order to pay Taxes in connection with the vesting or settlement of any Company Restricted Stock Award outstanding as of the date hereof pursuant to the terms of the applicable Company Equity Plan or award agreement, (iii) upon the forfeiture of any Company Equity Award in accordance with its terms or (iv) shares of Common Stock transferred to and retired by the Company in accordance with that certain escrow agreement, dated April 3, 2017, between the Company and

Michael Mertz), or reclassify, combine, split or subdivide any capital stock or other ownership interests of any of the Company’s Subsidiaries; provided that nothing in this Section 6.2(e) shall prevent, restrict or delay the Series A Redemption, the Series A Liquidation or the Alternative Issuance;

(f) incur, guarantee or become liable for any indebtedness, other than (i) revolving credit borrowings or other extensions of credit under the Existing Credit Facilities or otherwise in the ordinary course of business and consistent with past practice; provided that such borrowings or extensions of credit shall not exceed three hundred thousand dollars ($300,000) in the aggregate, (ii) intercompany loans between the Company and a wholly-owned Subsidiary of the Company or among the Company’s wholly-owned Subsidiaries, (iii) short-term revolving lines of credit with sponsor banks in the ordinary course of business consistent with past practice, the proceeds of which are used to fund settlement and merchant advances, in an aggregate amount not to exceed the amount needed for the Company to provide services to its customers in the ordinary course of business or (iv) guarantees by the Company or any of the Company’s Subsidiaries of indebtedness of the Company or any of its wholly owned Subsidiaries permitted pursuant to clauses (i), (ii) and (iii) of this Section 6.2(f) or existing on the date hereof;

(g) merge or consolidate with any other Person or acquire stock or material assets of any other Person (other than transactions between the Company and any wholly-owned Subsidiary or among wholly-owned Subsidiaries) or effect any business combination, recapitalization or similar transaction (other than the Merger);

(h) except to the extent expressly permitted by any other clause of this Section 6.2, (i) enter into, terminate (other than at the end of a term in the ordinary course of business) or materially amend in a manner adverse to the Company or any of its Subsidiaries any Material Contract other than entering into any Material Contract in the ordinary course of business that is not prohibited by any other subsection of this Section 6.2, (ii) waive any material right under or release, settle or compromise any material claim against the Company or any liability or obligation owing to the Company under any Material Contract or (iii) enter into any Leases for real property other than renewals thereof in the ordinary course of business;

(i) (i) acquire or license any material Intellectual Property from any third party, except in the ordinary course of business consistent with past practice or (ii) subject to a Lien, assign, license, transfer, fail to maintain, cancel or permit to lapse any right, title or interest of the Company or any of its Subsidiaries in any material Intellectual Property owned by the Company or any of its Subsidiaries other than in the ordinary course of business consistent with past practice;

(j) make any loan, advance or capital contribution to or investment in any Person, other than loans, advances or capital contributions to, or investments in, its wholly-owned Subsidiaries, or by its wholly owned Subsidiaries to the Company or to other of the Company’s wholly owned Subsidiaries or ordinary course business expense advancements or other loans made in the ordinary course of business consistent with past practice to employees of the Company;

(k) make any material change to its financial accounting methods, policies or practices with respect to the maintenance of books of account and records, or materially change its cash management or working capital practices, in each case except as required by GAAP or applicable Law;

(l) (i) make, change or revoke any material Tax election, (ii) change any Tax accounting period or any material method of Tax accounting, (iii) amend any material Tax Return or file any claim for a material Tax refund, (iv) enter into any “closing agreement” within the meaning of Section 7121(a) of the Code (or any similar provision of state, local or foreign Law), or (v) settle or compromise any material Tax claim or Tax Proceeding or surrender any right to claim a material Tax refund;

(m) make any capital expenditures or commitments for capital expenditures, in each case other than in the ordinary course of business or consistent with the budget previously provided by the Company to Parent;

(n) enter into any new line of business;

(o) forgive, cancel or compromise any debt or claim, or waive, release or assign any right or claim in excess of one hundred thousand dollars ($100,000) individually or two hundred fifty thousand dollars ($250,000) in the aggregate;

(p) subject to Section 6.12, pay, discharge, settle or satisfy any pending or threatened Litigation, other than any settlement or compromise which does not (i) contemplate, involve or include any admission of wrongdoing or misconduct on the part of the Company or any of its Subsidiaries or (ii) provide for any relief or settlement other than the payment solely of money not in excess of one hundred thousand dollars ($100,000) individually or two hundred fifty thousand dollars ($250,000) in the aggregate; provided, however, that the Company shall not settle any Litigation (regardless of the amount involved) if any such settlement would impose any material obligation or restriction on the Company from time to time or on the Company’s ability to own or operate any of its assets, licenses, operations, rights, product lines, businesses or interests therein or require any material changes to the business of the Company from time to time;

(q) adopt or enter into a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger); provided that nothing in this Section 6.2(q) shall prevent, restrict or delay the Series A Liquidation;

(r) enter into any agreement, arrangement or commitment containing covenants of the Company or any of its Subsidiaries that impose any material restrictions on the right of the Company or any of its Subsidiaries to compete in any line of business, market or geographical area or that materially limits its ability to compete with any Person, and would be binding upon Parent or its Affiliates (other than the Company and its Subsidiaries);

(s) declare or pay any dividend or distribution payable in cash, capital stock, property or otherwise (or any combination thereof) with respect to any securities of the Company (other than those required to be paid with respect to the Series A Preferred Stock pursuant to the Certificate of Designation), including Common Stock, or enter into any agreement with respect to the voting of securities of the Company; or

(t) authorize any of, or agree or commit to do any of, the foregoing actions.

Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Closing. Prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the operations of the Company and its Subsidiaries.

6.3. Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

6.4. No Solicitation.

(a) Except as expressly permitted by this Section 6.4, the Company shall, and shall cause each of its Affiliates and its respective directors and officers, and shall use reasonable best efforts to cause each of its financial advisors, investment bankers, attorneys, accountants and other agents and representatives (collectively, with its or, as applicable, any other entity’s, Affiliates and its and their respective officers, directors, employees and agents, its “Representatives”) to: (i) immediately cease and cause to be terminated any discussions or negotiations with (and provision of information to) any persons (other than Parent) that may be ongoing with respect to a Company Takeover Proposal and (ii) not, directly or indirectly, (A) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries regarding, or the making of any proposal or offer, including any proposal or offer to its stockholders, that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any information in connection with or for the purpose of encouraging or facilitating, a Company Takeover Proposal (other than, solely in response to an unsolicited inquiry, to ascertain facts from the person making such Company Takeover Proposal for the sole purpose of the Company Board informing itself about such Company Takeover Proposal and the person that made it and to refer the inquiring person to this Section 6.4 and to limit its conversation or other communication exclusively to such referral and such ascertaining of facts) or (C) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle with respect to a Company Takeover Proposal. The Company acknowledges and agrees that any action taken by any Representative of the Company which, if taken by the Company, would be a breach of the provisions set forth in this Section 6.4 shall be deemed to constitute a breach of this Section 6.4 by the Company.

(b) Anything to the contrary in Section 6.4(a) notwithstanding, if at any time after the date of this Agreement and prior to the Offer Acceptance Time, the Company receives a bona fide, unsolicited written Company Takeover Proposal from any person that did not result from a breach of this Section 6.4, and if the Company Board determines in good faith, after consultation with its independent financial advisors and outside legal counsel, that such

Company Takeover Proposal constitutes or could reasonably be expected to lead to, a Company Superior Proposal, then the Company and its Representatives may, (i) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person who has made such Company Takeover Proposal and its Representatives; provided that the Company shall substantially concurrently with the delivery to such person provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided or made available to such person or its Representatives unless such non-public information has been previously provided to Parent and (ii) engage in or otherwise participate in discussions or negotiations with the person making such Company Takeover Proposal and its Representatives regarding such Company Takeover Proposal. The Company shall promptly (and in any event within 24 hours) notify Parent and Merger Sub in writing if the Company takes any of the actions in clauses (i) and (ii) above.

(c) The Company shall promptly (and in no event later than twenty-four (24) hours after receipt) notify Parent in writing in the event that the Company or any of its Representatives receives a Company Takeover Proposal or any offer, proposal, inquiry or request for information or discussions relating to the Company or its Subsidiaries that would be reasonably likely to lead to or that contemplates a Company Takeover Proposal, including the identity of the person making the Company Takeover Proposal or offer, proposal, inquiry or request and the material terms and conditions thereof (including a copy of such Company Takeover Proposal, offer, proposal, inquiry or request or, where such Company Takeover Proposal, offer, proposal, inquiry or request is not in writing, a description of the material terms thereof). The Company shall keep Parent reasonably informed, on a reasonably current basis (but in no event more often than once every twenty-four (24) hours, as to the status (including any material developments, discussions or negotiations) of such Company Takeover Proposal, offer, proposal, inquiry or request. The Company agrees that it and its Affiliates will not enter into any agreement with any person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 6.4.

(d) Except as expressly permitted by this Section 6.4(d), neither the Company Board nor any committee thereof shall (i) (A) change, qualify, withhold, withdraw or modify, or publicly announce its intention to change, qualify, withhold, withdraw or modify, in each case in any manner adverse to Parent, the Recommendation, or (B) adopt, approve or recommend to stockholders of the Company, or publicly announce its intention to adopt, approve or recommend to stockholders of the Company, a Company Takeover Proposal (any action described in this clause (i) being referred to as a “Change of Recommendation”), or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement (including an acquisition agreement, merger agreement, joint venture agreement or other agreement), commitment or agreement in principle with respect to, or that is intended or would reasonably be expected to lead to, any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.4(b)) (a “Company Acquisition Agreement”) or resolve, publicly propose or agree to do any of the foregoing. Anything to the contrary set forth in this Agreement notwithstanding, prior to the Offer Acceptance Time, the Company Board may, in response to a Company Superior Proposal received by the Company after the date of this Agreement on an unsolicited basis that did not result from a breach of this Section 6.4, (x) make a Change of Recommendation or (y) cause the Company to terminate this Agreement in accordance with Section 8.1(d)(ii); provided that prior to making such Change of Recommendation or terminating this Agreement in accordance with Section 8.1(d)(ii), (A) the Company shall have given Parent at least five (5) Business Days’ prior written notice of its intention to take such action, including the material terms and conditions of, and the identity of the person making any such Company Superior Proposal and contemporaneously provided to Parent a copy of the Company Superior Proposal, a copy of any proposed Company Acquisition Agreement and all related documentation, (B) during such five (5) Business Day period following the date on which such notice is received, the Company shall, and shall cause its Representatives to, use commercially reasonable efforts to engage in good faith with Parent (to the extent Parent wishes to engage), which may be on a non-exclusive basis, to consider adjustments to the terms and conditions of this Agreement, (C) upon the end of such notice period, the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its independent financial advisors and outside legal counsel, that the Company Superior Proposal would nevertheless continue to constitute a Company Superior Proposal, and (D) in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Company Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) above of this proviso and a new notice period under clause (A) of this proviso shall commence (provided that the notice period thereunder shall only be three (3) Business Days) during which time the Company shall be required to comply with the requirements of this Section 6.4(d) anew with respect to such additional notice, including clauses (A) through (D) above of this proviso; and provided, further, that the Company has complied in all material respects with its obligations under this Section 6.4.

(e) The foregoing notwithstanding, prior to the Offer Acceptance Time, the Company Board may, solely in response to an Intervening Event, make a Change of Recommendation, if the Company and the Company Board have complied in all material respects with its obligations under this Section 6.4 and the Company Board determines in good faith, after consultation with the Company’s independent financial advisors and outside legal counsel, that the failure of the Company Board to take such action would be inconsistent with its fiduciary duties under applicable Law; provided, however, that the Company Board shall not be entitled to effect such a Change of Recommendation until (A) the Company shall have given Parent at least five (5) Business Days’ prior written notice of its intent to effect a Change of Recommendation and specifying the reasons therefor, which notice shall include a description the applicable Intervening Event, (B) during the five (5) Business Day period following the date on which such notice is received, the Company shall, and shall cause its Representatives to, use commercially reasonable efforts to negotiate in good faith with Parent (to the extent Parent wishes to negotiate) to make adjustments to the terms and conditions of this Agreement and (C) following the end of such five (5) Business Day period, the Company Board, after consultation with the Company’s independent financial advisors and outside legal counsel and taking in account any revisions to the terms and conditions of this Agreement proposed by Parent, shall have determined in good faith that the failure of the Company Board to make such a Change of Recommendation would be inconsistent with its fiduciary duties under applicable Law.

(f) Nothing contained in this Section 6.4 shall prohibit the Company or the Company Board from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act, (ii) making any disclosure to the stockholders of the Company that is required by Law or (iii) making any “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act; provided, however, that this Section 6.4(f) shall not be deemed to permit the Company Board to make a Change of Recommendation other than in accordance with Section 6.4(d) or Section 6.4(e). Nothing contained in this Section 6.4 shall be deemed to limit the proviso set forth in Section 6.8.

6.5. Rule 14d-10 Matters. Prior to the Offer Acceptance Time, the Compensation Committee of the Company Board shall approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between any of the Company and its Subsidiaries or any of their Affiliates and any of the officers, directors or employees of the Company and its Subsidiaries that are effective as of the date of this Agreement, are contemplated by this Agreement, or are entered into after the date of this Agreement and prior to the Effective Time pursuant to which compensation is paid to such officer, director or employee, and shall take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

6.6. Efforts.

(a) Subject to the terms and conditions hereof, each party hereto shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Law to consummate and make effective the Transactions as promptly as practicable, including using its reasonable best efforts to obtain or make all necessary or appropriate filings required under applicable Law and to lift any injunction or other legal bar to the consummation of the Transactions as promptly as practicable after the date of this Agreement.

(b) (i) The Company and Parent will as soon as practicable but in any event no later than ten (10) Business Days after the date hereof file with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice the notification and report forms required for the Transactions and (ii) subsequent to any filing made hereunder, Parent and the Company will provide any supplemental information that may be requested in connection therewith pursuant to the HSR Act, which notification and report forms and supplemental information will comply in all material respects with the requirements of the HSR Act. Each of Parent and the Company will promptly furnish to the other (x) all necessary information as the other may reasonably request in connection with the preparation of any filing or submission pursuant to the HSR Act and (y) copies of all substantive written communications (and memoranda setting forth the substance of any oral communication) with any Governmental Authority in connection with the Transactions; provided, however, that Parent or the Company can redact discussions of the transaction value and reasonably designate applicable materials as for review by the other’s outside counsel only. The parties shall also consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any other Competition Laws; provided, however, in the event of any dispute between Parent and the Company regarding the strategy relating to any such proceedings under or relating to the HSR Act or any other Competition Laws, Parent shall make the final decision regarding such strategy. Without limiting the foregoing, the parties hereto agree to (w) give each other reasonable advance notice of all meetings, substantive telephone calls or discussions with any Governmental Authority in connection with or relating to the HSR Act or any other Competition Laws, (i) give each other an opportunity to participate in each of such meetings, substantive telephone calls or discussions, (x) to the extent practicable, give each other reasonable advance notice of all substantive oral communications with any Governmental Authority in connection with or relating to the HSR Act or any other Competition Laws, (y) if any Governmental Authority initiates a substantive oral communication in connection with or relating to the HSR Act or any other Competition Laws, promptly notify the other party of the substance of such communication, (ii) provide each other with a reasonable advance opportunity to review and comment upon all written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a Governmental Authority in connection with or relating to the HSR Act or any other Competition Laws and (z) provide each other with copies of all written communications to or from any Governmental Authority in connection with or relating to the HSR Act or any other Competition Laws; provided, however, that Parent or the Company can redact discussions of the transaction value and reasonably designate applicable materials as for review by the other’s outside counsel only.

(c) The parties shall (i) respond as promptly as reasonably practicable and advisable to any inquiries or requests for documentation or information or any request for additional information (a “second request”), under the HSR Act received from a Governmental Authority and to all other inquiries and requests received from a Governmental Authority in connection with Competition Law matters, and (ii) use their reasonable best efforts to resolve objections, if any, as may be asserted by any Governmental Authority with respect to the Transactions under any Competition Laws and to cause the waiting periods, approvals or other requirements under the HSR Act and all other Competition Laws to terminate or expire or be obtained prior to the Termination Date.

(d) Without limiting the generality of the foregoing, in connection with the efforts referenced in Section 6.6(c) and this Section 6.6(d) to obtain all necessary consents, approvals, waivers and authorizations of any Governmental Authority required, or considered by Parent to be advisable to be obtained pursuant to the HSR Act, each party to this Agreement shall: (i) cooperate fully with the other parties hereto, shall execute and deliver such further documents, certificates, agreements and instruments and shall take such other actions as may be reasonably requested by any other party hereto to evidence or reflect the Merger (including the execution and delivery of all documents, certificates, agreements and instruments reasonably necessary for all filings hereunder); provided, however, that Parent or the Company can redact discussions of the transaction value and reasonably designate applicable materials as for review by the other’s outside counsel only; (ii) use reasonable best efforts to give all notices (if any) required to be made and given by such party to any Governmental Authority in connection with the Offer, the Merger and the other Transactions; (iii) use reasonable best efforts to obtain each approval, consent, ratification, permission, waiver or authorization required to be obtained by such party in connection with the Offer and the Merger or any of the other Transactions; and (iv) use reasonable best efforts to lift any restraint, injunction or other legal bar to the Offer and the Merger. In furtherance of the foregoing, Parent or any of its Subsidiaries, shall (x) commit, agree, or submit (or offer to commit, agree, or submit) to any consent decree, hold separate order, sale, divestiture, lease, license, transfer, disposal, Lien, other change or restructuring of, or operating restriction with respect to the businesses, properties, product lines, assets, permits, operations, rights, or interest therein of Parent, the Company or any of their respective Subsidiaries or (y) commit, agree, or submit (or offer to commit, agree, or submit) to any action or agree to any remedies, terms or conditions in connection with its obligations under this Section 6.6; provided that those actions, remedies, terms or conditions (1) are conditioned on the consummation of the Offer and the Merger and (2) would not have an adverse impact on Parent following the completion of the Transactions that would be material to Parent and its Subsidiaries (including the Company and its Subsidiaries), on a consolidated basis pro forma for the completion of the Transactions. If requested by Parent, the Company (on behalf of itself and its Subsidiaries, as appropriate) will agree to any action contemplated by this Section 6.6; provided that any such agreement or action is conditioned on the consummation of the Offer and the Merger. The parties shall use reasonable best efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this section so as to preserve any applicable privilege.

(e) Notwithstanding anything herein to the contrary, Parent shall bear the cost of any filing fee payable to a Governmental Authority in connection with any filings made under this Section 6.6.

6.7. Employee Matters.

(a) For the one (1) year period immediately following the Closing Date, Parent shall provide, or cause its Subsidiaries to provide, each employee of the Company or any of its Subsidiaries as of the Closing, to the extent that each such employee remains employed with Parent or any of its Affiliates (including the Surviving Company) as of and following the Closing (any such employee, a “Continuing Employee”) with: (i) at least the same annual base salary or wage rate as in effect immediately prior to the Closing Date, (ii) at least the same cash bonus or other short-term cash incentive opportunities (excluding any equity-based incentive opportunities) provided to such Continuing Employee by the Company in respect of the fiscal year in which the Closing Date occurs, (iii) equity-based incentive compensation opportunities on terms no less favorable than those that Parent provides to similarly situated employees of Parent, and (iv) employee benefits that are no less favorable in the aggregate than those employee benefits provided to such Continuing Employee by the Company immediately prior to the Closing Date until December 31, 2017 and, for the remainder, the same employee benefits as are provided to similarly situated employees of Parent. Without limiting the immediately preceding sentence, Parent shall provide, or shall cause its Subsidiaries to provide, each Continuing Employee whose employment is terminated by Parent or its Subsidiaries without cause during the one (1) year period immediately following the Closing Date with severance benefits on the terms and conditions and at the levels set forth on Section 6.7(a) of the Company Disclosure Letter, determined (A) without taking into account any reduction after the Closing in compensation paid to such Continuing Employee and (B) by taking into account each Continuing Employee’s service with the Company and its Subsidiaries (and any predecessor entities) and, after the Closing, Parent and its Subsidiaries.

(b) Periods of employment of Continuing Employees with the Company or any of its current or former Affiliates, to the extent recognized under any comparable Company Benefit Plan of the Company and its Affiliates, including their predecessor entities (and if no such comparable Company Benefit Plan exists, as such service would generally be recognized by the Company prior to the Closing Date), shall be taken into account for all purposes, including, as applicable, eligibility for participation, vesting, level of benefits and benefit accrual, of the corresponding employee benefit plan offered by Parent or an Affiliate of Parent to the Continuing Employees, including vacation plans or arrangements, defined contribution, and any severance and welfare plans; provided, however, that Parent and its Affiliates shall not be required to recognize such service (i) for purposes of benefit accrual under defined benefit pension plans, or (ii) to the extent such credit would result in duplication of benefits. Additionally, Parent shall (A) waive any limitation on health insurance coverage of the Continuing Employees and their eligible dependents due to pre-existing conditions under all applicable health care plans of Parent or an Affiliate of Parent to the extent such condition was satisfied or waived under the comparable Company Benefit Plan prior to the Closing Date and (B) credit all Continuing Employees and their eligible dependents with all payments credited against out-of-pocket maximums and deductible payments and co-payments paid by such Person, in each case, under the comparable Company Benefit Plan prior to the Closing Date during the plan year in which the Closing Date occurs (or if later, the plan year in which such Person becomes eligible to participate in a plan of Parent or an Affiliate of Parent) for the purpose of determining the extent to which any such Person has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any health insurance plans of Parent or an Affiliate of Parent for such year.

(c) Parent shall, or shall cause its Subsidiaries to, assume and honor all Company Benefit Plans (other than Company Equity Plans) in accordance with their terms.

(d) Nothing in this Section 6.7 shall (i) be treated as an amendment of, or undertaking to amend, any employee benefit plan or (ii) prohibit Parent or any of its Affiliates from amending or terminating any employee benefit plan or from terminating the employment of any Continuing Employee. Without limiting Section 9.11, the provisions of this Section 6.7 are solely for the benefit of the respective parties to this Agreement and nothing in this Section 6.7, express or implied, shall confer upon any Continuing Employee, or legal representative or beneficiary thereof or other Person, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement or a right of any employee or beneficiary of such employee or other Person under an employee benefit plan that such employee or beneficiary or other Person would not otherwise have under the terms of that employee benefit plan without regard to this Agreement.

6.8. Public Announcements. The Company and Parent agree that the initial press release to be issued with respect to the execution and delivery of this Agreement shall be joint and in a form agreed to by the parties and the parties shall consult with each other before issuing any subsequent press release or making any other public announcement with respect to this

Agreement and the Transactions and shall not issue any such press release or make any such public announcement without the prior consent of the other party (which shall not be unreasonably withheld, delayed or conditioned); provided that (a) a party may, without the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public announcement to the extent required by applicable Law or the applicable rules of any stock exchange or by any regulatory authority, (b) each of the Company and Parent may make press releases or public communications concerning this Agreement, the Offer or the Merger that consist solely of information previously disclosed in previous press releases or announcements made by Parent and/or the Company in compliance with this Section 6.8 and (c) each of the Company and Parent may make any public statements in response to questions by the press, analysts, investors or analysts or those participating in investor calls or industry conferences, so long as such statements consist solely of information previously disclosed in previous press releases, public disclosures or public statements made by Parent and/or the Company in compliance with this Section 6.8; provided, further, that in the case of press releases or public announcements by the Company with respect to any Company Takeover Proposal, the Company shall not be required to consult with Parent but shall give Parent a copy of any such press release or public announcement prior to the issuance thereof.

6.9. Indemnification of Directors and Officers.

(a) Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the Transactions), now existing in favor of the current or former directors or officers, as the case may be, of the Company or its Subsidiaries as provided in the Organizational Documents of the Company or any such Subsidiary or in any written agreement set forth on Section 6.9(a) of the Company Disclosure Letter (the “Indemnity Agreements”) shall survive the Merger and shall continue in full force and effect in accordance with their terms to the extent provided in the following sentence. From and after the Effective Time for a period of six (6) years, Parent shall, and shall cause the Surviving Company to, (i) indemnify, defend and hold harmless, and advance expenses (subject to the Person to whom expenses are advanced providing an undertaking to repay such advances if it is finally determined by a court of competent jurisdiction that such Person is not entitled to indemnification) to, any individual who, on or prior to the Effective Time, was an officer or director of the Company or any of the Company’s Subsidiaries (each, an “Indemnitee”) with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time, to the fullest extent permitted by Law as required by (x) the Organizational Documents of the Company or any such Subsidiary as in effect on the date of this Agreement and (y) the Indemnity Agreements, and (ii) not amend, repeal or otherwise modify any such provisions referenced in subsections (i)(x) and (y) above in any manner that would adversely affect the indemnification rights thereunder of any Indemnitees. The Company has made available to Parent true, complete and correct copies of the Indemnity Agreements.

(b) Without limiting the provisions of Section 6.9(a), during the period commencing as of the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, Parent shall, and shall cause the Surviving Company to, to the fullest extent permitted under applicable Law, (i) indemnify and hold harmless each Indemnitee against and from any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement actually and reasonably incurred by such Indemnitee in connection with any Litigation, whether civil, criminal, administrative or investigative, to the extent such Litigation arises out of or pertains to the fact that an Indemnitee is or was an officer or director of the Company or any of its Subsidiaries, or an officer, director or trustee of any other Person at the request of the Company or any of its Subsidiaries, prior to the Effective Time, in each case, whether asserted or claimed prior to, at or after the Effective Time; and (ii) pay in advance of the final disposition of any such Litigation the expenses (including reasonable attorneys’ fees) of any Indemnitee upon receipt of an undertaking by or on behalf of such Indemnitee to repay such amount if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified.

(c) The Company shall or, if the Company is unable to, Parent shall cause the Surviving Company as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance (collectively, the “D&O Insurance”), in each case, for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any events occurring at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms that are no less favorable than the coverage provided under the Company’s existing policies; provided, however, that the maximum aggregate annual premium for such insurance policies for any such year shall not be in excess of the maximum aggregate annual premium contemplated by the immediately following sentence. If the Company or the Surviving Company for any reason fails to obtain such “tail” insurance policies as of the Effective Time, there shall be no breach of this provision so long as (i) the Surviving Company shall continue to maintain in effect, for a period of at least six (6) years from and after the Effective Time, the D&O Insurance in place as of the date hereof with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms that are no less favorable than the coverage provided under the Company’s existing policies as of the date hereof, or (ii) Parent will cause the Surviving Company to provide, for a period of not less than six (6) years after the Effective Time, the Indemnitees who are insured under the Company’s D&O Insurance as of the date hereof with comparable D&O Insurance that provides coverage for events occurring at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier, on terms that are no less favorable than the existing policy of the Company or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that neither Parent nor the Surviving Company shall be required to pay an annual premium for such insurance policies in excess of three hundred percent (300%) of the annual premium paid by the Company for coverage for its last full fiscal year for such insurance.

(d) The Indemnitees to whom this Section 6.9 applies shall be third party beneficiaries of this Section 6.9. The provisions of this Section 6.9 are intended to be for the benefit of each Indemnitee and his or her successors, heirs or representatives.

(e) The rights of each Indemnitee under this Section 6.9 shall not be deemed exclusive of any other rights to which such a Person is entitled, whether pursuant to applicable Law, contract or otherwise.

6.10. Treatment of Certain Securities.

(a) Series A Preferred Stock.

(i) In accordance with the provisions of Section 5(c) of the Certificate of Designation, the Company shall send written notice to each holder of Series A Preferred Stock no later than the second (2nd) Business Day following the date of this Agreement advising such holders of their right (and the requirements to be met to secure such right) to require the redemption of such shares of Series A Preferred Stock (the “Series A Redemption Offer”). Such notice shall also include a request that each holder of Series A Preferred Stock shall waive any notice periods that are required for the consummation of the Offer and the Merger.

(ii) As soon as practicable after the receipt by the Company of a written instrument from the holders of at least sixty-six and two-thirds percent (66 and 2/3%) of the outstanding shares of Series A Preferred Stock requesting the redemption of the Series A Preferred Stock (the “Series A Notice”), but no later than the Effective Time, the Company shall use Available Proceeds to redeem all outstanding shares of Series A Preferred Stock at a price per share equal to the Series A Redemption Price (the “Series A Redemption”) in accordance with the provisions of the Certificate of Designation with respect to the redemption of Series A Preferred Stock under Section 5(c) thereof; provided that the Company’s obligation to consummate the Series A Redemption shall be subject to (A) the receipt of the Series A Notice no later than thirty (30) days after receipt of the holders of Series A Preferred Stock of the Series A Redemption Offer and (B) the occurrence of the Closing substantially concurrently therewith.

(b) Warrants.

(i) In accordance with the provisions of Section 4.5 of the Warrant Agreement, promptly after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, send written notice to (A) the Warrant Agent of the reduction of the Warrant Price contemplated by the final proviso of Section 4.4 of the Warrant Agreement, which notice shall state the Warrant Price resulting from the Transactions and set forth in reasonable detail the method of calculation and the facts upon which such calculation is based and (B) each holder of the Warrants advising such holders of the effective date of the Merger, of the adjusted Warrant Price and period during which the Warrants are exercisable at the adjusted Warrant Price, and that the Warrants have become exercisable only for the Alternative Issuance, and not for shares of Common Stock;

(ii) In accordance with the provisions of Section 4.4 of the Warrant Agreement, promptly following the Closing, Parent shall cause the Surviving Company to make public disclosure of the consummation of the Transactions by filing a Current Report on Form 8-K with the SEC.

(iii) At Parent’s election, the Company or the Surviving Corporation, as applicable, may permit any Warrant to be exercised on a “cashless basis” to the extent such Warrant is not otherwise exercisable on a “cashless basis” pursuant to the terms of such Warrant; and

(iv) The Company shall use its reasonable efforts to file or cause to be filed a Form 15 with respect to the deregistration of the Warrants, to the extent deregistration is not prohibited by the Securities Act.

6.11. Exchange Delisting; Listing.

(a) Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NASDAQ to enable the delisting by the Surviving Company of the Common Stock from NASDAQ and the deregistration of the Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

6.12. Transaction Litigation. In the event that any stockholder litigation related to this Agreement, the Merger or the other Transactions is brought against either party or any directors or executive officers of either party after the date of this Agreement and prior to the Effective Time (the “Transaction Litigation”), such party shall promptly notify the other party of any such Transaction Litigation and shall keep such other party reasonably informed with respect to the status thereof. The Company shall give Parent the opportunity to participate in (but not control) the defense of any Transaction Litigation against the Company or any of its directors or executive officers, and the Company shall not settle or agree to settle any Transaction Litigation without Parent’s prior written consent (not to be unreasonably withheld, delayed or conditioned). Prior to the Closing, Parent shall give the Company the opportunity to participate in (but not control) the defense of any Transaction Litigation against Parent or any of its directors or executive officers, solely to the extent such Transaction Litigation could prevent or delay the Offer Closing or the Closing Date.

6.13. Rule 16b-3. Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable hereto to cause any dispositions of Company equity securities pursuant to the Transactions by each individual (including any Person who is deemed to be a “director by deputization” under applicable securities Laws) who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with applicable SEC rules and regulations and interpretations of the SEC staff.

6.14. Takeover Law. Neither Parent nor the Company or any of its Subsidiaries shall take any action that would cause any Takeover Law to become applicable to this Agreement, the Merger, or any of the other Transactions, and each of Parent and the Company shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the Merger and the other Transactions from any applicable Takeover Law now or hereafter in effect. If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of Parent and the Company shall use all reasonable efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and to otherwise act to eliminate or minimize the effects of any Takeover Law on any of the Transactions.

6.15. Payoff. The Company shall, upon the request of Parent, use its commercially reasonable efforts to obtain and deliver to Parent, (a) at least one (1) Business Day prior to the Closing Date, customary payoff letters with respect to each of the Existing Credit Facilities and (b) prior to the Closing Date, other customary documents relating to the release of the Liens securing the Existing Credit Facilities.

6.16. Notification of Certain Matters. Prior to the Effective Time (a) the Company shall provide prompt notice to Parent and Merger Sub: (i) of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, (ii) of receipt of any notice or other communication from any Governmental Authority in connection with the Transactions and (iii) of any Litigation commenced or, to the Knowledge of the Company, threatened against, relating to or involving or otherwise affecting the Company that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relates to the consummation of any of the Transactions; and (b) Parent shall provide prompt notice to the Company: (i) of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions and obtaining such consent would (in the good faith determination of Parent) reasonably be expected to prevent or materially delay the consummation of the Transactions, (ii) of receipt of any notice or other communication from any Governmental Authority in connection with the Transactions and (iii) of any Litigation commenced or, to the Knowledge of Parent, threatened against, relating to or involving or otherwise affecting Parent or Merger Sub that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relates to the consummation of any of the Transactions; provided, further, that a party’s good faith failure to comply with this Section 6.16 shall not provide any other party the right not to effect the Transactions, except to the extent that any other provision of this Agreement independently provides such right.

6.17. FIRPTA. The Company shall provide Parent with a duly completed and executed statement, issued pursuant to Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3)(i), certifying that shares of Company stock are not United States real property interests within the meaning of Section 897(c) of the Code, together with an executed notice described in Treasury Regulations Section 1.892-2(h)(2) that Parent shall cause to be sent to the Internal Revenue Service in accordance with Treasury Regulations Section 1.897-2(h)(2); provided that Parent’s sole recourse if the Company fails to provide such statement or notice shall be that Parent shall be entitled to deduct or withhold (or cause to be deducted or withheld) such amounts from the Merger Consideration or the Offer Price payable to a holder of Company common stock as may be required to be deducted or withheld from such payment to such holder under Sections 897 and 1445 of the Code and the Treasury Regulations promulgated thereunder (including Treasury

Regulations Section 1.897-2(g)(3)) in accordance with Section 3.9(g), but the Company shall not otherwise be considered in breach of the covenant set forth in this Section 6.17 for purposes of this Agreement (including clause (c) of Annex I).

ARTICLE VII

CONDITIONS PRECEDENT TO THE MERGER

The obligations of the Company, Parent and Merger Sub to complete the Closing and effect the Merger under Article III of this Agreement are subject to the satisfaction (or waiver by the Company, Parent and Merger Sub, to the extent permitted by Law) of the following conditions precedent on or before the Effective Time:

7.1. No Prohibition. No Order shall have been issued or entered by any Governmental Authority which restrains, enjoins or otherwise prohibits the consummation of the Merger.

7.2. Offer Closing. Merger Sub (or Parent on Merger Sub’s behalf) shall have accepted for payment and paid for all of the shares of Common Stock validly tendered pursuant to the Offer and not validly withdrawn.

ARTICLE VIII

TERMINATION

8.1. Termination. This Agreement may be terminated at any time on or prior to the Closing Date:

(a) With the mutual written consent of each of the Company and Parent at any time prior to the Offer Acceptance Time;

(b) By written notice of either the Company or Parent, at any time prior to the Offer Acceptance Time, if the Offer Acceptance Time shall not have occurred on or before 11:59 p.m. Eastern Time on the first (1st) Business Day following the six-month anniversary of the date hereof, which date may be extended by either of the Company or Parent at its sole election for a period of three (3) months, if the Offer Acceptance Time has not occurred on such date and if all conditions in Annex I that are capable of being satisfied prior to Offer Acceptance Time have been satisfied or waived in accordance with the terms of this Agreement other than those conditions set forth in clause (d) of Annex I (such date, as it may be extended pursuant to this Section 8.1(b), the “Termination Date”); provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(b) shall not be in breach or have breached in any material respect any provision of this Agreement in any manner that shall have been a primary cause of the failure of the Offer Acceptance Time to occur on or before the Termination Date;

(c) By written notice of either the Company or Parent, if any Order shall have been issued or entered by any Governmental Authority which permanently restrains, enjoins or prohibits the consummation of the Transactions and such Law shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(c) did not breach in any material respect any provision of this Agreement which breach was the primary cause of, or primarily resulted in, the issuance of such Law;

(d) By written notice of the Company:

(i) prior to the Offer Acceptance Time, if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise, to the failure of a condition set forth in Annex I or Article VII or prevent or materially delay the ability of the Company to consummate the Transactions (including the Offer and the Merger) and (B) is incapable of being cured or, if curable, has not been cured, by Parent prior to the earlier of the (x) Termination Date and (y) thirtieth (30th) Business Day after its receipt of written notice thereof from the Company; provided that the Company is not in material breach of any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach would give rise to a failure of a condition set forth in Article VII;

(ii) prior to the Offer Acceptance Time, in accordance with, and subject to compliance with the terms and conditions of, Section 6.4(d);

(iii) (A) if Merger Sub shall have failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within five (5) Business Days of the period specified in Section 2.1(a), (B) if Merger Sub shall have failed to accept for payment all shares of Common Stock validly tendered (and not validly withdrawn) pursuant to the Offer within the period specified in Section 2.1(h) or (C) if Merger Sub shall have failed to purchase all shares of Common Stock validly tendered (and not validly withdrawn) as of the expiration of the Offer (as may be extended) within the period specified in Section 2.1(h); or

(e) By written notice of Parent:

(i) prior to the Offer Acceptance Time, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Annex I or Article VII or prevent or materially delay the ability of Parent or Merger Sub to consummate the Transactions (including the Offer and the Merger) and (B) is incapable of being cured or, if curable, has not been cured, by the Company prior to the earlier of the (x) Termination Date and (y) thirtieth (30th) Business Day after its receipt of written notice thereof from Parent; provided that Parent is not in material breach of any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach would give rise to a failure of a condition set forth in Article VII; or

(ii) if the Company Board shall have made a Change of Recommendation.

8.2. Expenses. Except as otherwise specifically provided herein, each party hereto shall bear its own expenses in connection with this Agreement and the Transactions.

8.3. Effect of Termination.

(a) In the event of termination of this Agreement by either the Company or Parent pursuant to Section 8.1, this Agreement will forthwith become void and have no further force or effect, without any Liability on the part of Parent, Merger Sub, the Company or any of their respective Subsidiaries, except as provided in this Section 8.3, Section 6.1(c), Section 6.8, Section 8.2, and Article IX, which will survive any termination hereof, and provided that none of Parent, Merger Sub or the Company shall be relieved or released from any liabilities or damages arising out of its fraud or Willful Breach.

(b) In the event that:

(i) this Agreement is terminated (x) by the Company pursuant to Section 8.1(d)(ii) or (y) by Parent pursuant to Section 8.1(e)(ii), then the Company shall pay eighteen million dollars ($18,000,000) (the “Company Termination Fee”) to Parent (or its designee), at or prior to the time of termination and as a condition to such termination in the case of a termination by the Company or as promptly as reasonably practicable in the case of a termination pursuant by Parent (and, in any event, within two (2) Business Days following such termination), payable by wire transfer of immediately available funds;

(ii) this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(b) or by Parent pursuant to Section 8.1(e)(i) as a result of a Willful Breach by the Company that occurs following the announcement referenced in clause (B) below, and (A) if all conditions in Annex I that are capable of being satisfied prior to Offer Acceptance Time have been satisfied or waived in accordance with the terms of this Agreement other than the Minimum Condition or any of the conditions set forth in clauses (b), (c) or (e) of Annex I, (B) at any time after the date of this Agreement, and prior to such termination (unless publicly withdrawn prior to such termination), any Person shall have publicly announced and not publicly withdrawn a bona fide Company Takeover Proposal and (C) within twelve (12) months of such termination, the Company or any of its Subsidiaries shall have entered into a definitive agreement with respect to a Company Takeover Proposal (regardless of whether consummated), or a Company Takeover Proposal shall have been consummated involving the Company or any of its Subsidiaries (whether or not involving the same Company Takeover Proposal as that which was announced or otherwise became publicly known prior to such termination), then, in any such event, the Company shall pay to Parent (or its designee) the Company Termination Fee, such payment to be made within two (2) Business Days from the earliest to occur of the foregoing events, payable by wire transfer of immediately available funds to an account designated by Parent; provided that, for purposes of this Section 8.3(b)(ii), all references in the definition of Company Takeover Proposal to twenty-five percent (25%) shall be deemed references to fifty percent (50%); or

(iii) this Agreement is validly terminated by (x) Parent or the Company pursuant to Section 8.1(b) and at the time of such termination all conditions set forth in Annex I have been satisfied other than (A) clauses (a), (d) or (f) of Annex I (but in the case of clause (f), only if the applicable Order relates to an Antitrust Law) and (B)

conditions that by their nature are to be satisfied at the Offer Acceptance Time but that are capable of being satisfied if the Offer Acceptance Time were to occur on the date of such termination or (y) Parent or the Company pursuant to Section 8.1(c) but only if the applicable Order relates to an Antitrust Law, then Parent shall pay to the Company (or its designee) thirty-five million dollars ($35,000,000) (the “Parent Termination Fee”), such payment to be made within two (2) Business Days following the date of termination of this Agreement, payable by wire transfer of immediately available funds.

(c) The parties hereto acknowledge and hereby agree that (i) in no event shall the Company be required to pay the Company Termination Fee on more than one occasion and (ii) in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(d) Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 8.3 are an integral part of the Transactions and that, without these agreements, the parties hereto would not enter into this Agreement. Accordingly, if a party hereto fails to promptly pay any amount due pursuant to this Section 8.3, and the other party commences a suit that results in a judgment against the failing party for the amount set forth in this Section 8.3 or a portion thereof, the failing party shall pay to the other party all fees, costs and expenses of enforcement (including attorney’s fees as well as expenses incurred in connection with any such action), together with interest on such amount or such portion thereof at the prime lending rate as published in the Wall Street Journal, in effect on the date such payment is required to be made. The amounts payable by Parent or the Company pursuant to Section 8.3(b) constitute liquidated damages and not a penalty, and, other than in the case of fraud or Willful Breach, shall be, together with any amounts payable pursuant to this Section 8.3(d), (i) the sole monetary remedy of Parent in the event of a termination of this Agreement where the Company Termination Fee is payable by the Company pursuant to Section 8.3(b) and the Company Termination Fee is actually paid to Parent and (ii) the sole monetary remedy of the Company in the event of a termination of this Agreement where the Parent Termination Fee is payable by Parent pursuant to Section 8.3(b) and the Parent Termination Fee is actually paid to the Company.

8.4. Specific Performance. The parties agree that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions, specific performance and other equitable remedies to prevent and restrain breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any court specified in Section 9.7, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) any party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

ARTICLE IX

MISCELLANEOUS

9.1. Nonsurvival of Representations and Warranties. None of the representations and warranties and, subject to the following sentence, covenants and agreements, in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.1 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time.

9.2. Amendment. Prior to the Effective Time, this Agreement may be amended, modified or supplemented, but only in a writing signed by Parent and the Company.

9.3. Notices. Any notice, request, instruction or other document or other communication to be given hereunder by a party hereto shall be in writing and shall be deemed to have been given (i) when received if given in person or by courier or a courier service (providing proof of delivery), (ii) on the date of transmission if sent by email, (iii) on the next Business Day if sent by an overnight delivery service (providing proof of delivery), or (iv) five (5) Business Days after being deposited in the U.S. mail, certified or registered mail, postage prepaid:

(a) If to the Company, addressed as follows:

CardConnect Corp.
1000 Continental Dr. #300
King of Prussia, PA
Attention: General Counsel
Email: aabrams@cardconnect.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attention: Mark Gordon
Nicholas G. Demmo
Email: MGordon@WLRK.com
NGDemmo@wlrk.com

(b) If to Parent or Merger Sub, or after the Closing, the Surviving Company, addressed as follows:

First Data Corporation
225 Liberty Street, 29th Floor
New York, NY 10281
Attention:	Office of the General Counsel

and to

First Data Corporation
Attention:	Adam Rosman
Email:	adam.rosman@firstdata.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153-0119

Attention:	Michael J. Aiello
Matthew J. Gilroy

Email: michael.aiello@weil.com matthew.gilroy@weil.com

or to such other individual or address as a party hereto may designate for itself by notice given as herein provided.

9.4. Waivers. The failure of a party hereto at any time or times to require performance of any provision hereof shall in no manner affect its right at a later time to enforce the same. No waiver by a party of any condition or of any breach of any term, covenant, representation or warranty contained in this Agreement shall be effective unless in writing, and no waiver in any one or more instances shall be deemed to be a further or continuing waiver of any such condition or breach in other instances or a waiver of any other condition or breach of any other term, covenant, representation or warranty.

9.5. Counterparts. This Agreement may be executed in counterparts and such counterparts may be delivered in electronic format (including by fax and email). Such delivery of counterparts shall be conclusive evidence of the intent to be bound hereby and each such counterpart and copies produced therefrom shall have the same effect as an original. To the extent applicable, the foregoing constitutes the election of the parties hereto to invoke any Law authorizing electronic signatures.

9.6. Interpretation. The headings preceding the text of Articles and Sections included in this Agreement and the headings to Sections of the Company Disclosure Letter and the Parent Disclosure Letter are for convenience only and shall not be deemed part of this Agreement, the Company Disclosure Letter or the Parent Disclosure Letter or be given any effect in interpreting this Agreement, the Company Disclosure Letter or the Parent Disclosure Letter. The use of the masculine, feminine or neuter gender herein shall not limit any provision of this Agreement. The use of the terms “including” or “include” shall in all cases herein mean “including, without limitation” or “include, without limitation,” respectively. Underscored references to Articles, Sections or Exhibits shall refer to those portions of this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term in this Agreement the singular. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic format) in a visible form. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter. The phrase “ordinary course of business” when used in this Agreement shall be deemed to be followed by the words “consistent with past practice.” The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Any capitalized term used in any Exhibit, the Company Disclosure Letter or the Parent Disclosure Letter but not otherwise defined therein shall have the meaning given to such term in this Agreement. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. Any reference to any Contract or other document means such Contract or document as from time to time amended, modified or supplemented (if permitted under this Agreement) and includes all exhibits, schedules or other attachments thereto. All references to dollars or to “$” shall be references to United States dollars.

9.7. APPLICABLE LAW; JURISDICTION. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF. EACH OF THE PARTIES HERETO IRREVOCABLY AGREES THAT ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS ARISING HEREUNDER, OR FOR RECOGNITION AND ENFORCEMENT OF ANY JUDGMENT IN RESPECT OF THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS ARISING HEREUNDER, BROUGHT BY THE OTHER PARTY HERETO OR ITS SUCCESSORS OR ASSIGNS, SHALL BE BROUGHT AND DETERMINED EXCLUSIVELY IN THE DELAWARE COURT OF CHANCERY AND ANY STATE APPELLATE COURT THEREFROM WITHIN THE STATE OF DELAWARE (OR, IF THE DELAWARE COURT OF CHANCERY DECLINES TO ACCEPT JURISDICTION OVER A PARTICULAR MATTER, ANY STATE OR FEDERAL COURT WITHIN THE STATE OF DELAWARE).

9.8. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT

IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES OF FACT AND LAW, AND THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY OTHERWISE HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THE NEGOTIATION, EXPLORATION, DUE DILIGENCE WITH RESPECT TO OR ENTERING INTO OF THIS AGREEMENT, OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.8.

9.9. Binding Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

9.10. Assignment. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of and be enforceable by the parties hereto and their respective heirs, successors and permitted assigns; provided that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned (including by operation of law) by any of the parties without the prior written consent of the other parties; provided that Parent and Merger Sub may assign any of their rights and obligations under this Agreement to another wholly owned direct or indirect Subsidiary of Parent without the prior written consent of the Company, but no such assignment shall relieve Parent of its obligations under this Agreement. Any purported assignment in contravention of this Section 9.10 shall be null and void.

9.11. Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and, except for (i) the indemnified parties under Sections 6.9 and (ii) holders of Common Stock, Company Options, Series A Preferred Stock and Warrants, with respect to the enforcement of Article III from and after the Effective Time, no provision of this Agreement shall be deemed to confer upon third parties, either express or implied, any remedy, claim, liability, reimbursement, cause of action or other right.

9.12. Further Assurances. Upon the reasonable request of Parent or the Surviving Company, each party will, on and after the Closing Date, execute and deliver to the other parties such other documents, assignments and other instruments as may be reasonably required to effectuate the Merger and to effect and evidence the provisions of this Agreement and the Transactions.

9.13. Entire Understanding. The Exhibits, the Company Disclosure Letter and the Parent Disclosure Letter identified in this Agreement are incorporated herein by reference and made a part hereof. This Agreement and the Confidentiality Agreement set forth the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersede any and all prior agreements, arrangements and understandings among the parties with respect to the subject matter hereof.

9.14. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

9.15. Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, the language shall be construed as mutually chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party. Any reference to any federal, state, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

COMPANY

CARDCONNECT CORP.

By:
	Name:	Jeffrey Shanahan
	Title:	Chief Executive Officer and President

[Signature Page to Merger Agreement]

PARENT

FIRST DATA CORPORATION

By:

Name:	Frank J. Bisignano
Title:	Chief Executive Officer

MERGER SUB

MINGLEWOOD MERGER SUB INC.

By:

Name:	Frank J. Bisignano
Title:	Chief Executive Officer

[Signature Page to Merger Agreement]

Annex I

CONDITIONS TO THE OFFER

THE CAPITALIZED TERMS USED HEREIN HAVE THE MEANINGS SET FORTH IN THE AGREEMENT AND PLAN OF MERGER TO WHICH THIS ANNEX I IS ATTACHED.

Notwithstanding any other term of the Offer, but subject to the terms and conditions of this Agreement, Merger Sub shall not be required to, and Parent shall not be required to cause Merger Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Parent’s obligation to pay for or return tendered shares of Common Stock promptly after termination or withdrawal of the Offer), pay for any shares of Common Stock validly tendered pursuant to the Offer (and not properly withdrawn prior to the Expiration Date and theretofore accepted for payment or paid for) in the event that, at the Expiration Date, any of the following conditions have not been met:

(a) There shall have been validly tendered and not validly withdrawn shares of Common Stock that, considered together with all other shares of Common Stock (if any) beneficially owned by Parent and its Affiliates (excluding any shares of Common Stock tendered pursuant to guaranteed delivery procedures that have not yet been received), represent one more share of Common Stock than 50% of the sum of (i) the total number of shares of Common Stock outstanding at the time of the expiration of the Offer plus (ii) the aggregate number of shares of Common Stock issuable to holders of Company Options from which the Company has received notices of exercise prior to the expiration of the Offer (and as to which shares of Common Stock have not yet been issued to such exercising holders of Company Options) (the “Minimum Condition”);

(b) (i) The representations and warranties of the Company set forth in Sections 4.1(a), 4.1(c)(i), 4.1(c)(iii), 4.2, 4.3(iii) and 4.18 shall be true and correct as of the date of this Agreement and as of the Offer Acceptance Time as though made as of the Offer Acceptance Time (except to the extent that any such representation and warranty speaks as of any earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) in all material respects;

(ii) The representations and warranties of the Company set forth in Section 4.1(c)(ii) shall be true and correct as of the date of this Agreement and as of the Offer Acceptance Time as though made as of the Offer Acceptance Time (except to the extent that any such representation and warranty speaks as of any earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except for any failures to be so true and correct that are de minimis;

(iii) The representations and warranties of the Company set forth in the second sentence of Section 4.14 shall be true and correct in all respects as of the date of this Agreement at and as of the Offer Acceptance Time as though made as of the Offer Acceptance Time;

(iv) Other than the representations and warranties listed in the immediately preceding sentence, each of the representations and warranties of the Company contained in this Agreement (without giving effect to any materiality, Company Material Adverse Effect or like qualifications therein) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty speaks as of any earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except, in each case, for such failures to be true and correct as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

(c) The Company shall have duly performed and complied with, in all material respects, the covenants, obligations and agreements contained in this Agreement to be performed and complied with by it at or prior to the Offer Acceptance Time;

(d) Any applicable waiting period relating to the Offer Closing under the HSR Act (or any extensions thereof) or any other antitrust Law shall have expired or been earlier terminated;

(e) Parent and Merger Sub shall have received a certificate executed on behalf of the Company by its Chief Executive Officer or Chief Financial Officer confirming that the conditions set forth in clauses “(b)” and “(c)” of this Annex I have been duly satisfied;

(f) No Order shall have been issued or entered by any Governmental Authority which restrains, enjoins or otherwise prohibits the consummation of the Transactions;

(g) This Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”); and

(h) Unless the holder(s) of Series A Preferred Stock have waived their right to receive written notice forty-five (45) days prior to the Closing Date, at least forty-five (45) days shall have elapsed from the date of the Series A Redemption Offer pursuant to Section 6.10(a)(i).

The foregoing conditions are for the sole benefit of Parent and Merger Sub and (except for the Minimum Condition, the Termination Condition and conditions “(d)” and “(f)” above) may be waived by Parent and Merger Sub, in whole or in part at any time and from time to time, in the sole discretion of Parent and Merger Sub. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.